Exhibit 99.1

SHARE PURCHASE AGREEMENT

dated

22 AUGUST 2023

between

THE SELLERS

(as defined herein)

and

GOLDCUP 33660 AB

(UNDER NAME CHANGE TO FLEETIN AB)

as the Buyer

regarding the shares in

Charge Amps AB

as the Company

Schedules

Schedule A	Sellers and Shares
Schedule 1.AC	Accounts
Schedule 1AA	Adherence Agreement
Schedule 1.DR	Data Room
Schedule 1.EB	Equity Bridge
Schedule 1.IP	Insurance Policy
Schedule 1.LBA	Locked Box Accounts
Schedule 1.MA	Material Agreements
Schedule 1.PL	Permitted Leakage
Schedule 1.S	Subsidiaries
Schedule 5.1	Share Subscription Agreement
Schedule 7.8(a)	Owned IP Rights

Share Purchase Agreement	i

Share Purchase Agreement

This Agreement is entered into on 22 August 2023

Between

(1)

OK ekonomisk förening, a cooperative association incorporated and existing in Sweden, with reg. no. 702000-1660 and registered address at P.O. Box 23150, 104 35 Stockholm, Sweden, e-mail address *** and *** (“OK ekonomisk förening”);

(2)

Skellefteå Kraftaktiebolag, a limited liability company incorporated and existing in Sweden, with reg. no. 556016-2561 and registered address at 931 80 Skellefteå, Sweden, e-mail address *** (“Skellefteå Kraft”);

(3)	Jonsson Dynasty AB, a limited liability company incorporated and existing in Sweden, with reg. no. 556766-2548 and registered address at Kasbyvägen 17, 191 38 Sollentuna, Sweden, e-mail address ***;

(4)	Fredrik Jonsson, an individual with pers. ID no. *** residing at Kasbyvägen 17, 191 38 Sollentuna, Sweden, e-mail address ***;

(5)

Swedbank Robur Fonder AB, a limited liability company incorporated and existing in Sweden, with reg. no. 556198-0128 and registered address at Landsvägen 40, 172 63 Sundbyberg, Sweden, acting on behalf of the funds Swedbank Robur Microcap and Swedbank Robur Ny Teknik, e-mail address ***, ***, *** and ***;

(6)	Boel Rydenå Swartling, an individual with pers. ID no. *** residing at Vindkallsvägen 5, 182 61 Djursholm, Sweden, e-mail address ***;

(7)

Fembris Ventures AB, a limited liability company incorporated and existing in Sweden, with reg. no. 559203-1586 and registered address at c/o Boel Rydenå Swartling Vindkallsvägen 5, 182 61 Djursholm, Sweden, e-mail address ***;

(8)	the entities and individuals designated as “Minority Sellers” in Schedule A;

(9)	upon their accession to this Agreement, the entities and individuals designated as “Adhering Seller” in Schedule A; and

(10)

Goldcup 33660 AB (under name change to Fleetin AB), a limited liability company incorporated and existing in Sweden, with reg. no. 559443-0638 and its registered address at c/o Advokatfirma DLA Piper Sweden KB, ATT: Marianne Ramel, Box 7315, SE-103 90 Stockholm, Sweden (“Buyer”).

The parties in (1)-(7) are individually referred to as a “Majority Seller” and jointly as the “Majority Sellers”. The parties in (1)-(9) are individually referred to as a “Seller” and jointly as the “Sellers”. Each of the Sellers and the Buyer is individually referred to as a “Party”, and jointly as the “Parties”.

Recitals

A.

Charge Amps AB, reg. no. 556897-7192, is a public limited liability company organized and existing under the laws of Sweden with its registered address at Frösundaleden 2B, 169 75 Solna, Sweden (the “Company”).

B.

The Company has a share capital of SEK 878,614.7110, divided into 67,585,747 shares. Each Seller (including the Adhering Sellers that accede to this Agreement) own Shares as set out in Schedule A (the “Shares”).

C.	The Company conducts development and sale of hardware and software electric vehicle (EV) charging solutions (the “Business”).

D.

In order to facilitate an efficient process in the event of breaches by any of the Sellers of the Warranties, the Parties have agreed that the Parties will arrange for a buyer’s representations and warranties insurance in the name of the Buyer, without the possibility of recourse against the Sellers, except in the case of fraud.

E.

The Majority Sellers and the Minority Sellers have offered, and the Adhering Sellers will offer, to sell their Shares to the Buyer and the Buyer desires to purchase such Shares from the Sellers on the terms and conditions set out in this Agreement.

1.	Interpretation

1.1	Definitions

Capitalized terms in this Agreement shall have the respective meaning set out below:

“Accounting Principles” means the accounting principles, rules, policies, practices, procedures and methods in accordance with Applicable Laws, IFRS and generally accepted accounting principles in Sweden (Sw. god redovisningssed) as consistently applied in the Accounts and the Locked Box Accounts (to the extent not inconsistent with Applicable Laws, IFRS and generally accepted accounting principles in Sweden).

“Accounts” means the annual accounts of the Group consisting of the audited (i) consolidated balance sheet of the Group as per the Accounts Date, (ii) consolidated profit and loss statement of the Group for the period ended on the Accounts Date, (iii) consolidated cash-flow statement of the Group for the period ended on the Accounts Date, (iv) any notes forming part of the Accounts, and (v) the audit report. A copy of the Accounts is attached as Schedule 1.AC.

“Accounts Date” means 31 December 2022.

“Adherence Agreement” means an agreement whereby a minority shareholder in the Company agrees to sell its Shares and to adhere to the terms of this Agreement, substantially in the form set out in Schedule 1AA.

“Affiliate” means:

(a)	a closely related person (Sw. närstående) as defined in the Swedish Companies Act;

(b)

a person that, directly or indirectly, Controls or is Controlled by another person or under common Control with another person by representing, alone or acting jointly with others, a majority of the votes and/or shares or otherwise have the right to elect or remove the majority of the board of such person; and

(c)

for the avoidance of doubt: (i) none of the Group Companies shall be considered as an Affiliate of any of the Sellers following the Closing; and (ii) each of the Group Companies shall be considered as an Affiliate of the Buyer following the Closing.

“Agreement” means this share purchase agreement and all appendices, schedules and exhibits attached hereto, each of which constitutes an integral part of this Agreement.

“Anti-corruption Laws” has the meaning set out in Section 7.16.

“Applicable Law” means, in relation to a Person, any law, regulation, judgment or other legally binding requirement or rule of any Governmental Authority in any jurisdiction applicable from time to time to such Person.

“Business” has the meaning set out in Recital C.

“Business Day” means a day (other than a Saturday or a Sunday or public holiday) on when banks generally are open for business, other than for internet banking services, in Sweden, in New York, New York (the United States of America), or in the People’s Republic of China.

“Buyer” has the meaning set out in the preamble of this Agreement.

“Buyer’s VP Account” means a securities account (Sw. VP-konto) held by the Buyer, notified to the Sellers no later than five (5) Business Days prior to the Closing Date.

“Claim” means any claim made by the Buyer against the Sellers due to a breach by the Sellers of this Agreement.

“Closing” means the completion of the actions set out in Sections 6.2 and 6.3.

“Closing Date” means the date falling thirteen (13) Business Days after the fulfilment of the Condition, or such other date as the Parties may agree on in writing.

“Closing Debt” means the total amount owing in the nature of financial borrowings and debt owed by the Group Companies (including any accrued but unpaid interest and any arrangement fees or similar fees on arm’s length terms) to any Seller or Seller’s Affiliate under the Credit Facility, and the Conditional Shareholder’s Contributions.

“Company” has the meaning set out in Recital A.

“Condition” means the condition set out in Section 4.1.

“Conditional Shareholder’s Contributions” means the conditional shareholder’s contributions granted by: (i) Fredrik Jonsson in the amount of SEK 450,000; and (ii) Boel Rydenå Swartling in the amount of SEK 450,000.

“Control” (including the terms “Controlling”, “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to appoint, direct or cause the direction of the board of directors, management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Credit Facility” means the credit facility granted by OK ekonomisk förening and Skellefteå Kraft to the Company in an aggregate facility amount of SEK 25,000,000, with an interest rate of STIBOR 3 months plus eight (8) per cent.

“Data Room” means the documents, written answers and other information made available to the Buyer and its representatives as of immediately prior to the Signing Date in the virtual data room hosted by AdminControl in respect of the Transaction containing inter alia commercial, accounting, financial and legal information relating to the Group Companies, the index of which is attached as Schedule 1.DR and in relation to which a USB-drive containing the data room documents will be added to this Agreement at Closing, and be deemed to form an integral part of Schedule 1.DR.

“Encumbrance” means any charge, lien, mortgage, pledge, option, pre-emption right (other than as set out in the Company’s articles of association), retention of title, or other encumbrance, security interest, or right of a third party.

“Equity Bridge” means the agreed adjusted consolidated net debt and Equity Value calculation of the Group as per the Locked Box Date, attached hereto as Schedule 1.EB.

“Equity Value” means SEK 723,960,000, as calculated and set out in Schedule 1.EB.

“Fairly Disclosed” means disclosed with sufficient detail and in the relevant context to enable a reasonable buyer to reasonably identify and assess: (i) the nature and scope of the matter, fact or circumstance so disclosed; and (ii) that such fact, matter or circumstance may constitute a breach of any of the Sellers’ Warranties and its consequences, in each case without the need to draw conclusions from several unrelated documents or materials.

“Fundamental Warranties” means the Sellers’ Warranties set out in Sections 7.1 and 7.2.

“Governmental Authority” means any supra-national, national, state, municipal or local government (including any sub-division, court, administrative agency or commission or other authority of any supra-national, national, state, municipal or local government) or any governmental or quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (including any tribunal, securities exchange, competition or antitrust authority, or supervisory body).

“Group” or “Group Companies” means the Company and the Subsidiaries and “Group Company” means any of them.

“Group 1 Minority Sellers” means the Minority Sellers listed as “Group 1 Minority Sellers” Schedule A.

“Group 1 Minority Sellers’ Representative” means Johan Qviberg, being the representative of the Group 1 Minority Sellers appointed pursuant to Section 13.

“Group 2 Minority Sellers” means the Minority Sellers listed as “Group 2 Minority Sellers” in Schedule A.

“Group 2 Minority Sellers’ Representative” means Jonsson Dynasty AB, being the representative of the Group 2 Minority Sellers appointed pursuant to Section 13.

“Institute” has the meaning set out in Section 16.2.

“Insurance Bring Down” means a review of the Sellers’ Warranties that is made on the Business Day immediately before the Closing Date by the individuals referred to in the definition of “Sellers’ Knowledge” with the purpose of identifying any facts or circumstances referring only to the period between the Signing Date and the Closing Date which constitute a breach of any of the Sellers’ Warranties made as of the Closing Date.

“Insurance Bring Down Statement” means the statement prepared by the Sellers to be delivered to the Buyer pursuant to Section 6.2(d) following the Insurance Bring Down, which sets out any breaches of the Sellers’ Warranties made as of the Closing Date identified in the Insurance Bring Down;

“Insurance Policy” means the representations and warranties insurance in the name of the Buyer on the terms and conditions set out in Schedule 1.IP.

“Insurer” means Aquinex A/S, reg. no. 40 77 74 82.

“Intellectual Property Rights” means all patents (including all related priority rights, such as divisionals and renewals), trademarks, industrial designs (registered and unregistered and design rights established by usage), drawings, inventions, trade and business names, domain names, copyrights (including copy rights in software), neighboring rights, database rights and ancillary rights, trade secrets, formulae, technology, techniques, know-how, software and any other similar intellectual or industrial property rights of any kind in any country or jurisdiction (whether registered or unregistered or capable of registrations or not and including all applications for registration of any of the foregoing).

“IT Systems” means all computer hardware, software, networks, systems, servers, workstations, routers, hubs, switches, telephone switchboards, firmware and other information technology equipment, in each case owned or used by the Group Companies.

“Key Employees” means Olle Tholander, Kristina Elfström Mackintosh, Fredrik Jonsson, Magnus Lengdell, Robert Lindell, Sandra Nistell and Jonas Åkesson.

“Leakage” means:

(a)

any dividend, distribution or other transfer of value as defined in Chapter 17, Section 1 of the Swedish Companies Act (Sw. Aktiebolagslagen (2005:551)) declared, made or paid or made by any member of the Group to any Seller or any Seller’s Affiliate;

(b)	any transfer of assets, rights or other benefits to, or for the benefit of, any Seller or any Seller’s Affiliate, by any Group Company;

(c)

any liabilities (whether actual or contingent) assumed or incurred (including any guarantee, indemnity, security, or credit support given in respect of such liabilities) by any Group Company on behalf of, or otherwise for the benefit of, any Seller or any Seller’s Affiliate;

(d)

any payments of management, consulting, monitoring or other shareholder or directors’ fees, bonuses (including bonuses in connection with the Transaction), or other payments of a similar nature by any Group Company or on behalf of, or otherwise for the benefit of, any Sellers or any Seller’s Affiliate;

(e)	any amounts paid or liabilities incurred by any of the Group Companies outside the ordinary course of Business for the benefit of any Seller or any Seller’s Affiliate;

(f)

any form of sales returns and sales rebates relating to sales prior to and on the Locked Box Date in respect of any Seller or Seller Affiliate, to the extent such amount exceeded the provision made in the Locked Box Accounts;

(g)

any professional fees, expenses or other costs paid or incurred owing to any adviser of a Group Company or the Sellers by any Group Company for the benefit of a Seller in connection with the Transaction;

(h)

any payment of or obligation to make payment of a bonus or otherwise as a result of the consummation of this Transaction to any director, employee, representative or consultant of any Group Company as a result of the Closing of the Transaction;

(i)	the waiver, forgiveness or discount of any amounts owed or due to a Group Company from the Sellers or any of their Affiliates;

(j)	any agreement or undertaking to do any of the matters referred to in any of the items set out above; and

(k)

any Tax, fees, costs, expenses, or other amounts paid, payable or agreed to be paid, by a Group Company as a result of any of the matters set out in the items set out above, but net of any Tax saving or deduction actually enjoyed by any Group Company;

but shall not include any Permitted Leakage.

“Lock-Up Period” means with respect to any and all Reinvestment Shares, the period ending on the first (1st) anniversary of the Closing Date, provided that for each full calendar month after the expiration of a six (6) month period after the Closing Date, up to ten (10) percent of the Reinvestment Shares held by each Seller as of the first (1st) day of that calendar month shall be exempt from the Lock-Up Period.

“Locked Box Accounts” means the consolidated accounts of the Group as at the Locked Box Date, reviewed by the auditor of the Company in accordance with ISRE 2410, and attached hereto as Schedule 1.LBA.

“Locked Box Date” means 30 June 2023.

“Long Stop Date” means the date falling three (3) months after the Signing Date.

“Loss” means any direct, and any reasonably foreseeable indirect, cost, loss, damage or expense, incurred by the Buyer or any Group Company due to a breach of this Agreement.

“Majority Seller” and “Majority Sellers” are defined in the preamble to this Agreement.

“Material Agreements” means the top ten customer agreements (based on aggregate sales between 1 January 2022 and 31 July 2023) and the top ten supplier agreements (based on aggregate costs between 1 January 2022 and 31 July 2023) of the Group, as listed in Schedule 1.MA.

“Minority Seller” and “Minority Sellers” are defined in the preamble to this Agreement.

“Minority Sellers’ Representatives” means Group 1 Minority Sellers’ Representative and Group 2 Minority Sellers’ Representative.

“Notified Leakage” has the meaning set out in Section 12.2.

“OK ekonomisk förening” is defined in the preamble to this Agreement.

“Owned IP Rights” has the meaning set out in Section 7.8.

“Party” and “Parties” are defined in the preamble to this Agreement.

“Permits” means all licenses, permits, authorizations and consents from any applicable Governmental Authority that are required for the conduct of the Business.

“Permitted Leakage” means:

(a)	any payments or liabilities: (i) for which a specific provision has been made in the Locked Box Accounts; or (ii) which have been included in the Equity Bridge;

(b)

any salaries, bonuses (excluding bonuses in connection with the Transaction), consultancy fees, director’s fees, expenses, or similar payments in the ordinary course of business pursuant to any current employment, service or consultancy agreement with, or corporate resolution of, the Group;

(c)	the transactions set out in Schedule 1.PL; or

(d)	any matter undertaken at the written request, or with the written consent, of the Buyer,

any Tax, fees, costs, expenses, or other amounts paid, payable or agreed to be paid, by a Group Company as a result of any of the matters set out in the items set out above.

“Person” means any individual, legal entity, Governmental Authority or any other entity having legal capacity.”Purchase Price” has the meaning set out in Section 3.1.

“Real Property Leases” has the meaning set out in Section 7.11.

“Reinvestment Actions” has the meaning set out in Section 6.4.

“Reinvestment Amount” has the meaning set out in Section 5.

“Reinvestment Shares” has the meaning set out in Section 5.

“Resigning Officers” means each of Andrea Gisle Joosen, Johannes Boson, Peter Gille, Johan Qviberg, Fredrik Lundberg and Boel Rydenå Swartling.

“SEK” means the currency Swedish krona.

“Seller” and “Sellers” are defined in the preamble to this Agreement.

“Sellers’ Accounts” means the bank accounts notified by the Sellers to the Buyer not less than five (5) Business Days prior to Closing.

“Sellers’ Knowledge” or any similar expression means the actual knowledge of the Key Employees or any of the ordinary members (Sw. styrelseledamöter) of the boards of directors of the Company.

“Sellers’ Warranties” means the warranties made by the Sellers under Section 7.

“Shares” has the meaning set out in Recital B.

“Share Subscription Agreement” has the meaning set out in Section 5.1.

“Signing Date” means the date of this Agreement.

“Skellefteå Kraft” is defined in the preamble to this Agreement.

“Specific Indemnities” has the meaning set out in Section 9.6.

“Subsidiaries” means the direct and indirect subsidiaries of the Company as set out in Schedule 1.S.

“Subsidiary Shares” means the shares of the Subsidiaries, as set out in Schedule 1.S.

“Surviving Provisions” means Section 1 (Interpretation), Section 4.3, Section 6.7(b) (Failing Closing), Section 14 (Confidentiality) and Section 15 (Miscellaneous) and Section 16 (Governing law and dispute resolution).

“Tax Return” has the meaning set out in Section 7.5.

“Tax Warranties” means the Sellers’ Warranties in Section 7.6.

“Taxes” means all current and deferred, national provincial and municipal taxes and charges, social security fees, fees, duties, value added tax, withholding tax, capital tax and legal transaction taxes, employment tax, or preliminary tax under Swedish law and the equivalent in any other jurisdictions, wherever arising, together with any interest and tax penalties.

“Third Party Claim” means any claim, action or demand by any Person (including any Tax audit, examination assessment or inquiry, or related administrative or court proceeding) which may give rise to a Loss for which a Seller may be liable under this Agreement.

“Transaction” means the transaction contemplated by this Agreement.

“Transaction Documents” means this Agreement and any other document entered into or to be entered into pursuant to this Agreement.

“Transfer” means directly or indirectly, offer, sell, contract to sell, pledge, transfer, assign, give, hypothecate, encumber, grant a security interest in, convey in trust, gift, devise or descent, or otherwise dispose of, or suffer to exist (whether by operation of law of otherwise) any mortgage, lien, pledge, charge, security interest, title defect, preemptive or similar right or other encumbrance on, any securities or any right, title or interest therein or thereto, or enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any such securities, whether any such aforementioned transaction is to be settled by delivery of ordinary shares, American Depository Shares or other securities, in cash or otherwise, or publicly disclose the intention to make any such disposition or to enter into any such transaction, swap, hedge or other arrangement, including transfers pursuant to divorce or legal separation, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, of any such securities.

1.2	Meaning of references and headings

The following references and expressions shall have the respective meaning set out below:

(a)	the singular includes the plural and vice versa;

(b)	headings are for convenience only and shall not affect the interpretation;

(c)	any reference to “writing” or “written” includes any method of reproducing words or text in a legible and non-transitory form and shall, for the avoidance of doubt, include e-mail;

(d)	references to Sections and Schedules are to sections of, and schedules to, this Agreement;

(e)	references to time of the day are to Central European Time (CET); and

(f)	references to “or” are to “and/or”.

2.	Sale and purchase of the Shares

2.1

Upon the terms and subject to the conditions set out in this Agreement, the Sellers shall sell and transfer the Shares to the Buyer and the Buyer shall purchase and receive the Shares from the Sellers on the Closing.

2.2	The Shares shall be sold free and clear of all Encumbrances and together with all rights attached or occurring thereto, including all dividend rights.

2.3

Each Seller hereby waives, and undertakes to procure that each of its Affiliates waives, subject only to Closing taking place: (i) any and all any right of redemption, pre-emption or first refusal held by it relating to the Shares, whether such rights exist by virtue of any contract (including any shareholders’ agreement relating to the Company or the Shares) or the articles of association of the Company; and (ii) any and all claims against, or receivables from, the Group, excluding however any claims in the ordinary course of Business pursuant to any Fairly Disclosed employment or consultancy agreements, and the Closing Debt.

3.	Purchase Price and payment

3.1	The purchase price for the Shares (the “Purchase Price”) shall be an amount corresponding to the aggregate of:

(a)	the Equity Value; less

(b)	the Conditional Shareholder’s Contributions; less

(c)	any Notified Leakage.

3.2	An allocation of the Purchase Price (including the Reinvestment Amount) among the Sellers has been included at Schedule A.

3.3

At Closing: (i) the Buyer shall pay the Purchase Price, less the Reinvestment Amount in cash to the Sellers in immediately available funds to the Sellers’ Account and shall be considered to have been duly made to the Sellers upon receipt at the Sellers’ Account; and (ii) NaaS Technology Inc. shall issue the Reinvestment Shares to the Sellers and the Sellers shall pay for such Reinvestment Shares by way of setting off the promissory notes issued by the Buyer to the Sellers in an amount corresponding to the Reinvestment Amount, as further detailed in Section 5 below.

4.	Condition precedent

4.1	Change of control waivers

The Buyer’s obligations to proceed to Closing in accordance with the terms of this Agreement shall additionally be subject to the Sellers having fulfilled the following conditions no later than on the Closing Date:

(a)

the Sellers having delivered to the Buyer a written waiver from Avida Finans AB in respect of any termination rights being triggered due to the Transaction as regards the agreements pertaining to factoring between the Company and Avida Finans AB, or the Sellers having procured an alternative provider of factoring services of equal reputation as Avida Finans AB without having a material negative impact on the Business and on substantially similar terms to those applicable in the agreement between the Company and Avida Finans AB; and

(b)

the Sellers having delivered to the Buyer written waivers from Ahlsell Sverige AB, and Svenska Elkedjan AB, respectively, in respect of any termination rights being triggered due to the Transaction as regards their respective agreements with the Company.

4.2

The Sellers shall use commercially best efforts in order to fulfil the conditions set out in Section 4.1 above. In the event that any of the conditions set out in Section 4.1 above has not been fulfilled or becomes incapable of satisfaction on or before the Long Stop Date, the Buyer shall be entitled in its absolute discretion to terminate the Agreement (save for the Surviving Provisions) by written notice to the Sellers in accordance with this Agreement.

4.3

In the event that this Agreement is terminated pursuant to Section 4.2, none of the Parties shall have any claim against the other Parties under this Agreement or otherwise. For the avoidance of doubt, a termination of this Agreement shall not affect a Party’s right to any other remedies available under this Agreement.

5.	Reinvestment

5.1

The Parties agree that the Sellers shall, in accordance with the allocation to be made pursuant to Section 3.2, reinvest SEK 397,027,712, less 55% of any Notified Leakage (the “Reinvestment Amount”), by acquiring class A ordinary shares, in NaaS Technology Inc. (the “Reinvestment Shares”) on the Closing Date, through the signing and completion of a share subscription agreement attached hereto as Schedule 5.1 (the “Share Subscription Agreement”), and as set out in Section 6.4.

5.2

Notwithstanding any other provisions of this Agreement or any other agreement by which any Seller or any Affiliate thereof is bound, during the Lock-Up Period, each Seller shall not and shall procure that none of its Affiliates and transferees will, without the prior written consent of the NaaS Technology Inc., directly or indirectly through one or a series of transactions, Transfer any Reinvestment Shares subject to such applicable Lock-Up Period to any Person (save for avoidance of doubt as permitted under the exemption as set out in the definition of the Lock- Up Period). Any Transfer of Subscription Shares made in violation of this Section shall be null and void ab initio and shall not be recorded on the books and records of NaaS Technology Inc.

6.	Closing of the Transaction

6.1	Location and date

Closing shall primarily take place virtually, with any matters to be carried out requiring the physical presence of individuals taking place at the office of Baker McKenzie, Vasagatan 7, Stockholm, Sweden on the Closing Date at 10:00 CET.

6.2	The Sellers’ actions at Closing

At Closing, the Sellers shall:

(a)	present documents evidencing that the conditions set out in Section 4.1 have been duly fulfilled;

(b)	deliver to the Buyer copies of Adherence Agreements signed by Adhering Sellers;

(c)

upon receipt of the Purchase Price, procure (by instruction to their respective bank representatives or otherwise) that their Shares are transferred to the Buyer’s VP Account (via Euroclear Sweden AB);

(d)	deliver the Insurance Bring Down Statement to the Buyer; and

(e)

deliver confirmations from Jonsson Dynasty AB to Boel Rydenå Swartling to the Company whereby the Conditional Shareholder’s Contributions are converted into unconditional shareholder’s contributions; and

(f)	deliver to the Buyer a USB copy of the Data Room.

6.3	The Buyer’s actions at Closing

At Closing, the Buyer shall:

(a)	present documents evidencing that the Condition has been duly fulfilled;

(b)	pay the Purchase Price, less the Reinvestment Amount in cash, and the Reinvestment Amount through the issuance of promissory notes, all in accordance with Section 3.3;

(c)	repay or cause the repayment of the Credit Facility, as directed by OK ekonomisk förening and Skellefteå Kraft;

(d)	pay an amount corresponding to the Conditional Shareholder’s Contribution to the Sellers’ Accounts, which shall be for the account of Jonsson Dynasty AB and Boel Rydenå Swartling;

(e)

cause the release of all guarantees and any other security, which a Seller or any Seller’s Affiliate has furnished in favor of the Group Companies, and, with respect to the guarantee granted by OK ekonomisk förening and Skellefteå Kraft to Vattenfall pursuant to which such Sellers may have residual liability, if Vattenfall does not accept a guarantee from NaaS on materially the same terms, then the Buyer shall pay any amounts payable by such Sellers under such guarantee on their behalf upon their request, to the extent such amounts relate to the period prior to the Closing Date;

(f)	instruct its bank representative to accept the transfer of the Shares on a “DVP” basis in the Euroclear Sweden AB system so that the Shares are registered on the Buyer’s VP Account; and

(g)

deliver to the Sellers the Insurance Policy that has been put in place with effect from the Signing Date and procure that the premium under the Insurance Policy is paid and provide the Sellers with evidence thereof.

6.4	The Parties’ actions at Closing

At Closing, the Parties shall procure that:

(a)	the Share Subscription Agreement is signed by the Sellers and NaaS Technology Inc.; and

(b)	that the reinvestment actions are undertaken as set out in Section 2(c) of the Share Subscription Agreement.

6.5	Further assistance

Each Party shall deliver to the other all certificates and other documents required to be delivered by such Party under this Agreement, and all such further documents as such other Party may reasonably require in connection with the Closing.

6.6	One transaction

The Closing actions set out in Sections 6.2, 6.3, 6.4 and 9.2(c) shall be regarded as forming part of one single transaction so that, if any Party fails to take any such action applicable to it, Closing shall only be deemed to have occurred if the other Party confirms in writing that it accepts that Closing shall nevertheless occur (without prejudice to all rights or remedies available, including the right to claim compensation for damages).

6.7	Failing Closing

(a)

The Sellers (if the Buyer has failed to comply with any of its obligations in Section 6.3), or the Buyer (if the Sellers have failed to comply with any of their obligations in Section 6.2 and 9.2(c)), or any Party (if any other Party has failed to comply with any of its obligations in Section 6.4) shall, if Closing has not occurred pursuant to Section 6.6 (without prejudice to all other rights or remedies available, including the right to claim compensation for damage) by written notice to the Buyer or the Sellers (as applicable), have the right to fix a new date for Closing, which, unless otherwise agreed by the Parties in writing, must be the first Business Day that satisfies all of the following criteria: it is a day falling at least five (5) Business Days but within thirty (30) Business Days from (but excluding) the previous date set for Closing, and at which the provisions of Section 6 shall apply to the Closing as so deferred, provided that such deferral may only be requested once by the Sellers and the Buyer, respectively.

(b)

Failing Closing pursuant to Section 6.7(a) or if such right is not exercised by either Party within five (5) Business Days from the intended Closing Date, the Sellers (if the Buyer has failed to comply with any of its obligations in Section 6.3 or the Buyer (if the Sellers have failed to comply with any of their obligations in Section 6.2 and 9.2(c)), or any Party (if any other Party has failed to comply with any of its obligations in Section 6.4), may terminate this Agreement by written notice to the other Parties. Following such termination, all obligations of the Parties under this Agreement shall terminate without any further obligations or liabilities of any Party, save for any liability for any breach of: (i) this Agreement (other than a breach of the Sellers’ Warranties) prior to such termination; and (ii) the Surviving Provisions (to which the provisions of this Agreement shall continue to apply).

(c)

Without prejudice to the any Party’s obligations pursuant to Section 6 (Closing of the Transaction), if Closing has not occurred on or before the Long Stop Date due to that the Sellers or the Buyer, respectively, have failed to fulfill its obligations pursuant to Section 6.2, 6.3, 6.4 or 9.2(c), respectively, the other Party is be entitled to, in their sole discretion, terminate this Agreement with immediate effect by written notice from such Party to the Buyer (if the breaching Party is the Buyer) or the any of the Sellers (if the breaching Party is a Seller). Upon such termination, the breaching Party shall compensate the non-breaching Parties for any losses, costs, liabilities or expenses incurred, paid or due to be paid, by the non-breaching Parties as a result of any breach of this Agreement.

7.	Sellers’ Warranties

The Buyer has conducted a satisfactory due diligence investigation of the Group Companies and the Business and subject to Section 10, each Seller hereby warrants to the Buyer that each of the statements below in this Section 7 are true and correct as of the Signing Date and will, unless otherwise stated below, be true and correct as of the Closing Date.

7.1	Authority, title and capacity of the Sellers

(a)	Each of the Sellers that:

(i)

is not an individual: (A) has full corporate power and authority, and has taken all actions necessary to execute, deliver and exercise its rights, and perform its obligations, under this Agreement and to complete the Transaction (B) has not initiated any negotiations with any creditors regarding composition; (C) is not insolvent; and (D) is duly organized and validly existing under the laws of its respective jurisdiction of incorporation and has not filed or had filed against it any petition for its winding-up, company reorganization or bankruptcy, in each case within the meaning of Applicable Law;

(ii)

is an individual, has the full power and authority to deliver and exercise its rights, and perform its obligations, under this Agreement and to complete the Transaction and: (A) has not initiated negotiations with any creditors regarding composition; (B) is not insolvent; and (C) has not filed or have filed against it any petition for its bankruptcy.

(b)

This Agreement and the performance by the Sellers who are not individuals, of their obligations hereunder has been duly authorised by all necessary corporate bodies of each Seller and its shareholders, as applicable. The Sellers have the requisite right, power, authority and capacity to enter into and to carry out its obligations under the Transaction Documents to be executed by them and such Transaction Documents constitute, when executed by it, lawful, valid and binding obligations of the Sellers in accordance with their respective terms.

(c)

The Sellers’ execution and delivery, and their performance of their obligations under the Transaction Documents or the completion of the Transaction, do not: (i) result in a breach of Applicable Law, decree or judgment of any Governmental Authority or arbitrator by any Seller; (ii) result in a breach of, or constitute a default under, any instrument to which a Seller is a party or by which it is bound and which is material in the context of the Transaction; (iii) require them to obtain any consent or approval of, or give any notice to or make any filing or registration with any Governmental Authority; or (iii) result in a breach of the articles of association of any Seller which is not an individual.

7.2	Corporate

(a)

The Sellers are the sole owner of the Shares and such Shares are, as of Closing (subject only to fulfilment of Sections 6.2(a) and 6.3(c)), free and clear of all Encumbrances. The Shares are validly issued and fully paid, and no other Person has any right to such Shares and no other Person has brought, or threatened in writing to bring, any claim against the Seller challenging its title to its Shares.

(b)

The Shares constitute the entire issued share capital of the Company and the Company has no obligation to issue any shares or other equity instruments and there is no arrangement which gives any Person the right to acquire any such instruments.

(c)

The Subsidiary Shares constitute the entire issued share capital of the Subsidiaries, respectively, and no Subsidiary has any obligation to issue any shares or other equity instruments and there is no arrangement which gives any Person the right to acquire any such instruments. The Company owns directly or indirectly the Subsidiary Shares and no other Person has any right to any equity interest in any Subsidiary. The Group Companies do not own any shares in any other Person other than the Group Companies.

(d)

The Subsidiary Shares are validly issued, allotted and fully paid and are, as of Closing, free and clear of any and all Encumbrances and no third party has brought, or threatened in writing to bring, any claim against any Group Company as to the title of the Subsidiary Shares.

(e)	No share certificates have been issued for the Shares or for any Subsidiary Shares.

(f)

Each of the Group Companies are duly organized and validly existing under its jurisdiction and: (i) has not filed, or had filed against it, any petition for its winding up, company reorganization or bankruptcy; (ii) has not initiated any negotiations with any creditors regarding composition; and (iii) is not insolvent, in each case within the meaning of Applicable Law.

(g)

The execution and delivery, and the performance of any obligations under the Transaction Documents or the completion of the Transaction, do not: (i) result in a breach of Applicable Law order, decree or judgment of any Governmental Authority or arbitrator by any Group Company; (ii) result in a breach of, or constitute a default under, any instrument to which a Group Company is a party or by which it is bound and which is material in the context of the Transaction; (iii) require them to obtain any consent or approval of, or give any notice to or make any filing or registration with any Governmental Authority; or (iii) result in a breach of the articles of association of any Group Company.

(h)	No Group Company has any outstanding warrants, convertibles, options or other securities or instruments giving rise to rights or benefits or an interest in the share capital of such Group Company.

(i)	None of the Sellers has granted any conditional shareholder’s contribution to any Group Company, or any other equity or capital contribution that is outstanding and involves any repayment obligation.

(j)

No Group Company is obligated, nor have any of them been obligated during the last three (3) years, to produce a balance sheet for liquidation purposes (Sw. kontrollbalansräkning) as prescribed by the Swedish Companies Act (or the equivalent).

7.3	Statutory and other books and records

(a)

The books and records of each Group Company (including share registers, corporate resolutions and minutes, bookkeeping, financial and Tax-related books and records, and similar) necessary for the operation of, or required by law to be maintained by, each Group Company are in all material respects true, complete and up to date and have in all material respects been consistently and properly kept pursuant to Applicable Law and are in the possession in an organised manner of the Group Companies. All registrations and applications relating thereto have been duly and timely fulfilled and made, and all applicable fees have been duly and timely paid. The articles of association and the registration certificates of each Group Company that are in force have been Fairly Disclosed and no action or resolution to alter any of the provisions thereof has been taken, passed or recently planned.

(b)

All filings, publications, registrations and other formalities required by Applicable Law to be effected by each Group Company with the relevant companies’ registry have been duly effected on a timely basis.

(c)

No Group Company has executed or issued any power of attorney or granted any authority to bind any Group Company to any person other than to its directors and employees in the ordinary course of Business.

(d)	Each Group Company has full corporate power and corporate authority to carry on its Business as conducted on the Signing Date.

7.4	Financial

(a)	The Accounts and the Locked Box Accounts have been prepared in accordance with the Accounting Principles.

(b)

The Accounts give a true and fair view (Sw. rättvisande bild), as defined in the Swedish Annual Accounts Act (1995:1554) (Sw. årsredovisningslagen) of the financial position, assets and liabilities, the results of operations and, where applicable, the cash flows of the Group Companies as at and for the accounting period ending on the Accounts Date, and comprise all assets, liabilities and Encumbrances of the Company to the extent required to be included pursuant to Applicable Law and the Accounting Principles. The Accounts are based on and are consistent with the books and records (accounting records) of each of the Group Companies.

(c)

The Locked Box Accounts have been derived from the books and records of the Group Companies and have been prepared in good faith in all material respects in accordance with the Accounting Principles consistently applied with the Accounts and present in all material respects a true and fair view of the financial position, the results of operations and the assets and the liabilities and the cash flows of the Group on a consolidated basis as of and for the period ending on the Locked Box Date.

(d)

There has been no change in the Accounting Principles, policies and practices within the accounting records of the Group Companies during the three (3) years’ period ended on the Accounts Date, except for (i) changes made as a result of the Company’s transition to IFRS, which the Company has applied from the financial year of 2021 whereby the preceding three (3) financial years were converted, and (ii) classifications that have been made for factoring costs, which have been re-classified from operating costs to financial costs from 1 January 2022.

(e)

The Group Companies lawfully own and have good and transferable title to all assets recorded in the Accounts and the Locked Box Accounts. Such assets comprise all the assets required to carry on the Business of the Group Companies in substantially the same manner as it was conducted during the prior 12 months, and such assets are not subject to any Encumbrances other than as set out in the Accounts.

(f)

All of the accounts receivable (including any factored accounts receivable) of the Group Companies have arisen in the ordinary course of Business and are, to the Sellers’ Knowledge current and collectible at the full amount (subject only to reserve for bad debts) stated in the Accounts without any set-off or deduction.

(g)

All of the accounts payable of the Group Companies have arisen in the ordinary course of Business and since the Locked Box Date, the Group Companies have paid all such accounts payable on the applicable due date in the ordinary course of Business.

(h)

No asset, asset impairment, liability, loss or risk relevant for preparing the Accounts or Locked Box Accounts which should have been included pursuant to Applicable Laws or the Accounting Principles, has been omitted from the books, records or book-keeping material of the Group Companies.

(i)

The Group Companies have no assets or liabilities of a type which would not be required to be shown or reflected in the Accounts or the Locked Box Accounts as required by Applicable Laws or the Accounting Principles.

(j)

The accounting records of the Group are up-to-date and contain, in all material respects, complete and accurate details of the Business activities of the Group to the extent required by Applicable Law to be included in such records.

7.5	Relations with the Sellers

There are no agreements or arrangements between any of the Sellers, or any of their Affiliates (excluding the Group Companies), and any Group Company, which have not been Fairly Disclosed, and none of the Sellers nor any of its Affiliates has any claim against any Group Company or vice versa, other than in the ordinary course of Business.

7.6	Taxes

All Tax returns, declarations, reports, claims for refund, estimates, statements, information returns or other similar documents relating to any Group Company required to be filed (each a “Tax Return”) with any Governmental Authority have been timely and duly filed; and

(a)

each such Tax Return completely and correctly reflects the facts regarding the income, properties, operations, status or other information concerning any entity required to be shown thereon and the appropriate Tax liability;

(b)

all Taxes due or required to be withheld on behalf of another Person, by any Group Company have, as applicable, been timely and duly paid, withheld or, to the extent such Taxes relate to the period up to and including the Accounts Date or the Locked Box Date, as applicable, reserved for in the Accounts or the Locked Box Accounts, as applicable. For any Taxes for which the Group Companies are liable, but that are not yet due, full reserves for such Taxes have been made in the Accounts or the Locked Box Accounts, as applicable to the extent such Taxes relate to the period up and including to the Accounts Date or the Locked Box Date, as applicable;

(c)

no permanent establishment has been constituted by the Group Company in the jurisdictions where each Group Company has operation other than the country it is incorporated, and no Taxes associated with any permanent establishment has been due or will be due;

(d)	each Group Company has kept and preserved sufficient records and information as required by law or as may be needed to enable it to deliver correct and complete Tax returns for its accounting periods;

(e)	no Group Company is involved in any audit, investigation, litigation or other proceedings relating to Taxes;

(f)

no Tax payable by any Group Company has arisen, and no Group Company has any outstanding liabilities, as a result of previous mergers, liquidations, acquisitions and restructurings of, or relating to, the Group Companies;

(g)	all transactions between any Group Company, the Sellers and their Affiliates, and/or employees of any Group Company have been based on arm’s length terms;

(h)

there are no Tax audits by any Governmental Authority with respect to any Group Company and there are no pending or threatened Tax audits by any Governmental Authority with respect to any Group Company;

(i)

no Group Company shall be treated for any taxation purpose as resident in a country other than the country of its incorporation, and no Group Company will be liable for Taxes in any jurisdiction other than in the country of its incorporation. Each Group Company is duly registered for the purposes of VAT in its respective jurisdiction of incorporation; and

(j)	no Group Company has entered into or been party to any scheme, arrangement or transaction designed wholly or mainly for the purpose of avoiding Tax.

7.7	Absence of certain changes and events

From the Locked Box Date, the Business and affairs of the Group Companies have, in all material aspects, been carried on only in the ordinary course of Business in accordance with past practices, and:

(a)	there has been no Leakage;

(b)	there have been no changes in the articles of association (or equivalent document) of any Group Company, its financial accounting principles, practices, methods or policies or its capital structure;

(c)	none of the Group Companies has incurred or assumed any financial guarantee or any indebtedness for borrowed money;

(d)	none of the Group Companies has entered into any agreements or commitments that: is not on arm’s length basis and has not been entered into outside the ordinary course of Business;

(e)	none of the Group Companies has materially altered or terminated any Material Agreement;

(f)

there have been no changes in the wages or salary of its Key Employees, other than changes stipulated by the relevant employment agreements, required by Applicable Law, or made in the ordinary course of Business;

(g)

none of the Group Companies has commenced any litigation seeking material recourse, or settled, compromised or entered into any consent, decree or order with respect to any material claim or litigation;

(h)	made any changes to the Accounting Principles, tax policies or past practices, except as strictly required by Applicable Laws;

(i)

none of the Group Companies has delayed making payments to any creditors beyond the date on which payment of the relevant debt should have been paid in accordance with the credit period generally authorized by the relevant creditors or otherwise made any changes to the manner of time of payment of creditors, issue of invoices, collection of debts or policy of reserving for debtors;

(j)

other than immaterial customer debt collection in the ordinary course of Business, none of the Group Companies has released any of its debtors (including joint and several debtors) from its obligations towards the Group Companies;

(k)

none of the Group Companies has entered into any agreement, arrangement, undertaking, commitment or similar with any of the Sellers or any of its Affiliates, save for avoidance of doubt all Fairly Disclosed Closing Debt;

(l)	none of the Group Companies has entered into any lease of real property;

(m)	none of the Group Companies has amended or cancelled any insurance policy that is material to the Group Companies or voluntarily allowed such policies to become void or voidable;

(n)	none of the Group Companies has failed to notify any material insurance claim in accordance with the provisions of the relevant policy or settled any such claim below the amount claimed; and

(o)	neither the Sellers nor the Group Companies have agreed or arranged to do any of the foregoing.

7.8	Intellectual Property

(a)

Schedule 7.8(a) includes a complete and accurate list of all registered Intellectual Property Rights owned by the Group Companies (the “Owned IP Rights”) free and clear of any Encumbrances. Each Group Company is the sole and exclusive owner of the Owned IP Rights. The Owned IP Rights are held by the Group Companies free and clear of any Encumbrances.

(b)	Except for commercially available off-the-shelf software licenses, the Group Companies do not license any Intellectual Property Rights from any Person.

(c)

The Group Companies own or have the right to use all Intellectual Property Rights used by the Group Companies in their respective Businesses and operations as presently conducted and is not in breach of any third party license. The consummation of the Transaction will not cause any impairment of any such Intellectual Property Rights. None of the Sellers or any of their respective Affiliates own or have any claims on any Intellectual Property Rights used by the Group Companies.

(d)

Each Group Company has taken reasonable steps for the protection of its Owned IP Rights and trade secrets which are material to its Business, and no Group Company has granted any rights to third parties in relation to any Owned IP Rights or material trade secrets.

(e)	No current or former employee or consultant of any Group Company, nor any other Person, has any right (including any right to compensation or royalty) or title to any part of the Owned IP Rights.

(f)

All fees (including registration and renewal fees) relating to the Owned IP Rights due have been paid in full and all steps required for the maintenance, protection and enforcement of the Owned IP Rights have been fully and timely paid or taken.

(g)	None of the Owned IP Rights is the subject of any current, or pending or threatened challenge, claim or proceedings.

(h)

To the Sellers’ Knowledge, there are (i) no facts or matters which give rise to any such challenge, claim or proceedings and (ii) no infringements or misuse by any third party of any of the Owned IP Rights.

(i)

No Group Company has received any written claim made by a third party which alleges that the Group Companies infringe or misuse the Intellectual Property Rights of a third party or which otherwise disputes the right of the Group Companies to use the Intellectual Property Rights owned or used by it.

7.9	Information technology

(a)

The Group Companies hold all rights, either by ownership or under valid licenses, to all material IT Systems used by the Group Companies. The Group Companies are not in breach of any such licences or leases, and to the Sellers’ Knowledge, nor are any of the counterparties thereto. No Group Company has received any notice that it is in default under any provision of any of the agreements in relation to such IT Systems and the Group Companies have not given or received notice of termination of any such agreement. The IT Systems are reasonable and fit for purpose to conduct the Business and operations of the Group Companies as presently conducted and are not subject to any Encumbrances.

(b)	The Group Companies have not during the three (3) year period prior to the Signing Date:

(i)	experienced a failure or breakdown of the IT Systems that has caused any material disruption to their Business; or

(ii)	to the Sellers’ Knowledge, had any unauthorized access or security breach in relation to the IT Systems.

(c)

The Group Companies have reasonable warranty or maintenance arrangements in place in relation to the hardware and software used in the Business as required to prevent any loss from being incurred by the Company due to any performance failure of such hardware and software.

(d)	Reasonable arrangements are in place to back-up electronically stored information used by the Group Companies.

7.10	Owned Real Property

No Group Company owns or has ever owned any real property.

7.11	Leased real property

(a)

All material leases, subleases, and other agreements under which any Group Company has the right to use or occupy any real property have been Fairly Disclosed in the Data Room (the “Real Property Leases”) and such agreements correctly reflect all of the material terms and conditions between the landlords and the relevant Group Companies.

(b)

Each Real Property Lease is valid, binding and enforceable in accordance with its terms. There is no material failure by any Group Company to comply with any obligation thereunder which would enable any counterparty to terminate any such agreement or otherwise materially affect the use or occupation of such leased properties, and, to the Sellers’ Knowledge, none of the counterparties are in material breach of any Real Property Leases, and, as of the Signing Date, no written notice of termination has been received by a Group Company or is threatened to be sent by any counterparty.

7.12	Assets—machinery and equipment

The Group Companies lawfully own and have good and transferable title to or, in the case of leased assets, have valid leasehold interest in all assets recorded in the Accounts. Such owned or leased assets together with rights (including Intellectual Property Rights) and Permits comprise all the material assets necessary to carry on the Business in substantially the same manner as the Business was conducted during the prior twelve (12) months, and such owned assets are not subject to any Encumbrances other than as set out in the Accounts, the Locked Box Accounts, or, for avoidance of doubt, any Encumbrances created in connection with the Closing Debt.

7.13	Material agreements

(a)

A complete and accurate copy of each Material Agreement has been Fairly Disclosed in the Data Room, and each Material Agreement is in full force and effect and is valid and binding in accordance with its terms.

(b)

No Group Company has given or received written notice of termination, modification, alteration or change of, or intention to terminate, modify, alter or change, any Material Agreement, and there are, to the Sellers’ Knowledge, no facts or circumstances which reasonably serve as a basis for any of the above actions, and, to the Sellers’ Knowledge, no counterparties thereto intend to terminate, modify, alter or change any such agreement.

(c)	No Group Company is in breach of any Material Agreement, and, to the Sellers’ Knowledge, no other party thereto is in material breach of any Material Agreement.

(d)

No Group Company is a party to any agreement which (i) has not been entered into or effected in the ordinary course of Business; (ii) is not on wholly arms-length terms; or (iii) restricts its freedom to do Business in any part of the world.

(e)	No Group Company has sold any company, business or shares where there are any written outstanding obligations or warranty undertakings on the part of any Group Company.

(f)	No Group Company has acquired or sold any shares in a company where a Group Company could become liable for any outstanding obligations or business warranties.

(g)

No Group Company is, or has during the last three (3) years been, subject of any claim relating to liability or defects or deficiencies in sold services and solutions and no such claim is threatened against any Group Company, other than claims from individual customers in the ordinary course of Business.

7.14	Employment matters

(a)

The employment agreements of the Key Employees with the Group Companies have been Fairly Disclosed in the Data Room. Except for ordinary increases in compensation following from annual adjustments of compensation in accordance with past practice, none of the Group Companies has made any commitment or agreement to increase the compensation of any Key Employee above the terms Fairly Disclosed or to modify the conditions or terms of employment of any Key Employee. No Key Employee has received or given written notice to terminate his or her employment, and no Key Employee intends to terminate her or his employment.

(b)

The employment agreements between the Group Companies and the Key Employees are in full force and effect and are valid and binding in accordance with their terms. No Group Company is in any breach of any agreement with any Key Employee and, to the Sellers’ Knowledge, no Key Employee is in any breach thereof.

(c)

The material terms and conditions of the employees of the Group Companies have been Fairly Disclosed in the Data Room, and there are no material deviations from such terms and conditions in respect of any employee of the Group Companies. Except as Fairly Disclosed, there are no additional employees, consultants or freelancers engaged by any Group Company. No Group Company is bound by any collective bargaining agreement.

(d)

All material incentive bonuses, or other variable remuneration and/or incentive schemes with respect to the employees of the Group Companies have been Fairly Disclosed in the Data Room and the Group Companies’ application, execution and administration thereof, comply with Applicable Law.

(e)	No Group Company has granted any loan to or issued any guarantee for the benefit of or for obligations owed by any current or former employee, officer, director, consultant or shareholder.

(f)

None of the Group Companies have any existing, contingent or pending liability in relation to material benefits (including, but not limited to, share incentive, share option or similar equity incentive arrangements) with respect to any former employee, and/or former director, of a Group Company.

(g)

Except as Fairly Disclosed in the Data Room, neither the Sellers nor any of the Group Companies will pay or have agreed to pay any transaction related fee or bonus, incentive or other benefit or commission to any of the directors, officers, managers or employees of any of these Group Companies in relation to the transaction contemplated by this Agreement.

(h)

No Group Company is subject to, nor have they during the last three (3) years been subject to, any strike, lock-down, slowdown or other employee related stoppage or dispute with the employees or any trade union or other organisation formed for a similar purpose or in any labour disputes whether directly or indirectly involving any Group Company and no such actions are threatened.

(i)

Each Group Company has complied with its pension undertakings, whether prescribed by any Applicable Law or individual agreement with concerned employees, both as concerns current and former employees. All amounts due to any insurance company or any other person in conjunction with any pension scheme applicable to a Group Company have been duly paid. Furthermore, where applicable, pension provisions are reserved for in the Accounts and Locked-Box Accounts in accordance with the Accounting Principles.

(j)

The pension schemes of the Group Companies comply with all Applicable Laws, including any requirement to provide a pension scheme. Details of all pension schemes in respect of any current employees of any Group Company have been Fairly Disclosed in the Data Room.

7.15	Insurance

(a)

All insurance policies held by or for the benefit of the Group Companies which are material to the Group’s Business have been Fairly Disclosed in the Data Room and such insurance policies are valid and in full force and effect and such policies (taken together) are relevant for the conduct of the Business. The Group Companies have in place all insurances which are required by Applicable Law or under the terms of any agreement by which the Group Companies are bound.

(b)	All premiums, which have become due and payable in respect of the Group Companies’ insurance policies, have been paid.

(c)

There are no prior acts or omissions by the Group Companies that could result in the Group Companies’ insurance policies becoming voidable. There have not been any material claims under the insurance policies during the relevant insurance periods that have eroded or decreased the insurance coverage thereunder.

(d)	There is no material claim outstanding or pending under any of the Group Companies’ insurance policies and none of the Group Companies have any insurance claims threatened.

7.16	Compliance with applicable law and permits

(a)

Each Group Company has obtained all Permits required to be held by such Group Company and all such Permits are valid and subsisting and no Group Company has received any written notice from any Governmental Authority to the effect that it is in violation of any Applicable Law or Permit.

(b)

Each Group Company is conducting its Business in all material respects in compliance with Applicable Law, and has obtained and complied with the Permits required under Applicable Law to carry on its Business and operations. There are currently no circumstances that constitutes or could result in material deficits, remarks or observations in relation to compliance with Applicable Law.

(c)

No Group Company is party or subject to any judicial or administrative proceedings or investigations by any Governmental Authority and there are no such pending or threatened investigations or proceedings against any Group Company.

(d)

Each Group Company, and its directors, officers, employees, agents or any other persons authorized to act on their behalf, has taken, promised, offered or given, directly or indirectly, any act in furtherance of an offer, payment, promise to pay, authorization, or ratification of such payment, directly or indirectly, of any gift, money, property, kick-back, payment, contribution or anything of value to any person to maintain or secure any improper advantage or any other special concession or to obtain or retain business that would cause the Company to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010, as amended, or any other Applicable Law related to anti-corruption or anti-bribery (collectively the “Anti-corruption Laws”).

(e)

Neither any Group Company nor any of its directors, officers, employees or agents are subject to any investigation by any Governmental Authority in connection with any actual or alleged infringement of any Anti-corruption Law or any Applicable Law related to competition or anti-trust and, to the Sellers’ Knowledge, no events have occurred which are reasonably likely to justify any such investigation.

(f)

No notice has been received by any Group Company from a competent Governmental Authority alleging that it has not complied with Applicable Laws relating to the processing of personal data, or requiring any Group Company to change, cease using, block or delete any personal data, or prohibiting the collecting, processing or transfer of personal data to any place. The Group Companies comply in all material respects with applicable data protection legislation. No Group Company has received any written complaining from any individual about its use of his or her personal data that by itself, or together with other such complaints, has had a material adverse effect on the Group.

7.17	Litigation and claims

(a)

No Group Company is, and has during the last three (3) years not been, party to or otherwise engaged in any civil or criminal legal action, investigation, dispute, litigation, arbitration or administrative proceeding (including, for the avoidance of doubt, any proceeding in relation to Tax), and no claims or notices have been made by or against any Group Company by any Person, and no such civil or criminal legal action, investigation, dispute, litigation, arbitration or administrative proceeding is pending or threatened by or against any Group Company, other than debt collection proceedings in the ordinary course of Business. Each of the Group Companies have at all times complied with any and all agreements, settlements, arrangements, undertakings, decrees, or orders pertaining to any civil or criminal proceedings, investigations, disputes, litigation, arbitration, administrative proceedings, or similar actions or proceedings.

(b)

There has during the last three (3) years not been any material recalls, claims or epidemic failures in relation to the products currently or previously offered by the Group Companies and no such material recalls, claims or epidemic failures are pending or threatened.

7.18	Disclosed information

The information and documents provided in the Data Room have been compiled and prepared in good faith with a view to present a complete and accurate view of the Group Companies and their Business. To the Sellers’ Knowledge, (i) the Data Room (a) is in all material respects true, accurate and not misleading; (b) provide in all material respects a true and accurate description of the Group Companies and the Business; and (c) does not contain any untrue statement so as to make the information in the Data Room inaccurate or misleading in any material respect; and (ii) no information has been omitted, withheld or excluded from the Data Room that would make the contents of the Data Room materially incorrect or misleading or that reasonably could be expected to have materially affected the decision of a buyer to make an informed assessment of the Transaction and acquire the Shares on the terms of this Agreement.

8.	Buyer’s Warranties

8.1	Authority, title and capacity of the Buyer

The Buyer hereby warrants to the Sellers, as of the Signing Date and as of the Closing Date, that;

(a)

the Buyer (i) has not initiated any negotiations with any creditors regarding composition; (ii) is not insolvent; and (iii) is duly organized and validly existing under the laws of Sweden and has not filed or had filed against it any petition for its winding-up, company reorganization or bankruptcy, in each case within the meaning of Applicable Law.

(b)

the Buyer has the requisite right, power, authority and capacity to enter into and to carry out its obligations under the Transaction Documents to be executed by it and such Transaction Documents will when executed by it constitute lawful, valid and binding obligations of the Buyer in accordance with their respective terms.

(c)

the Buyer’s execution and delivery, and its performance of its obligations under the Transaction Documents or the completion of the Transaction, will not: (i) result in a breach of Applicable Law by the Buyer; (ii) require it to obtain any consent or approval of, or give any notice to or make any filing or registration with any Governmental Authority; or (iii) result in a breach of its articles of association.

8.2	No knowledge of breach

The Buyer hereby warrants that it is not aware of any facts or circumstances which constitute a breach of the Sellers’ Warranties.

8.3	Financing

The Buyer hereby warrants that it has obtained or will have obtained by the time of Closing the necessary financing for the acquisition of the Shares and its obligations under this Agreement.

9.	Covenants

9.1	Ordinary course of Business

(a)

To the extent not restricted by any stand-still period or Applicable Laws and regulations, the Sellers shall, between the Signing Date and the Closing Date, in their capacity as shareholders, board members and/or employees of a Group Company (as applicable) to cause the Group Companies not to, during such period, take any action to or agree to or commit to any of the following:

(i)

make any changes to the articles of association of any Group Company (or equivalent document), the Accounting Principles, or its capital structure, or its working capital management principles or practices;

(ii)	enter into any agreement, arrangement, undertaking, commitment or similar relationship between a Seller or an Affiliate of any Seller, on the one hand, and the Company on the other hand;

(iii)	incur or assume any financial guarantee or any indebtedness for borrowed money other than for accounts payables in the ordinary course of Business;

(iv)

institute any litigation, arbitration or alternative dispute resolution proceedings or settle, waive or release any material claim or right other than in relation to the collection of trade debts in the ordinary course of Business;

(v)	acquire or agree to acquire any shares or other interest in any company, partnership or venture;

(vi)

issue or sell, or authorise or agree to issue or sell, any shares, convertibles, warrants or other equity instruments, repay any share capital, take on any shareholder debt or accept any conditional capital contributions;

(vii)	enter into any lease of real property;

(viii)	materially alter or terminate any Material Agreement;

(ix)

make any changes in the wages, salary or employment terms of the Key Employees, other than changes stipulated by the relevant employment agreements, required by Applicable Law, or due to the ordinary course of Business;

(x)	create any Encumbrance over any of its assets;

(xi)	release any of its debtors (including joint and several debtors) from its obligations towards any Group Company other than immaterial customer debt collection in the ordinary course of Business;

(xii)

delay making payments to any creditors beyond the date on which payment of the relevant debt should have been paid in accordance with the credit period generally authorized by the relevant creditors or otherwise making any changes to the manner of time of payment of creditors, issue of invoices, collection of debts or policy of reserving for debtors; and

(xiii)	neither the Sellers nor the Group Companies will agree or arrange to do any of the foregoing.

(b)	Nothing in Section 9.1(a) above shall restrict or prevent:

(i)

the completion or performance of actions which are already contractually or otherwise legally binding upon any Group Company and which have been Fairly Disclosed in the Data Room, including for avoidance of doubt the Closing Debt and Encumbrances made in connection therewith, or required in order to comply with the terms of the Transaction Documents;

(ii)

any matter (A) approved by the Buyer in writing (such approval not to be unreasonably withheld, delayed or conditioned) or (B) referred to in a written request notified to the Buyer which the Buyer has not responded to within five (5) Business Days from when the request was received by the Buyer;

(iii)	any matter reasonably undertaken by a Group Company in any force majeure or similar situation with the intention of minimizing any adverse effect of such situation; or

(iv)	any action taken or omitted in order to comply with Applicable Law.

(c)

The Buyer designates and authorizes Allen Zhihua Dong to grant written consents on behalf of the Buyer under this Section 9.1. Any requests under this Section 9.1 shall be made by e-mail to Allen Zhihua Dong at *** with a copy to Marianne Ramel at ***.

9.2	Board changes

(a)	The Sellers shall, following the Closing but on the Closing Date, deliver to the Buyer:

(i)

signed resignation letters from each of the Resigning Officers effective as of the Closing Date whereby each Resigning Officer resign from the board of directors of the Company and waives all claims against the Company in such Resigning Officer’s capacity as director or officer; and

(ii)

a general power of attorney authorizing those individuals designated by the Buyer to represent the Company until new signatories have been registered with the Swedish Companies Registration Office (Sw. Bolagsverket); and

(b)	The Buyer shall, following the Closing but on the Closing Date, procure:

(i)

that shareholders’ meetings are held (or, in other jurisdictions than Sweden, that equivalent appropriate corporate actions are taken) where the resignations of the Resigning Officers are acknowledged and (if applicable) effectuated; and

(ii)

notify the changes to the Swedish Companies Registration Office and, as applicable, to the equivalent thereof in other jurisdictions than Sweden, and procure immediate confirmation of receipt of any notifications made for such purpose and deliver copies thereof to the Sellers.

(c)

The Sellers shall deliver to the Buyer on the Closing Date duly executed: (i) addendum to the CEO agreement; (ii) addendums with the Key Employee employment agreements; and (iii) a new employment agreement with the Key Employee Fredrik Jonsson; which shall in all material respects contain market standard non-competition, non-solicitation and intellectual property rights transfer clauses customary for the positions held by each of the Key Employees.

9.3	Insurance Policy

The Buyer undertakes to procure that: (i) the Insurance Policy is issued and stamped in accordance with its terms on, and thereby is validly issued as per, the Signing Date; and (ii) the premium and any costs payable under the Insurance Policy are duly paid in accordance with the terms of the Insurance Policy.

9.4	Discharge from liability

The Buyer shall procure that the Resigning Officers shall be discharged from liability at the next annual general meeting of the shareholders of any Group Company, for the period up to and including the Closing Date, provided that auditors do not recommend against such discharge. The Buyer undertakes to not make, and to procure that neither any of its Affiliates nor any Group Company makes, any claim (other than for fraud) against any director or officer of any Group Company for her or his acts or omissions in her or his capacity as director or officer (as applicable) during the period up to and including the Closing.

9.5	No contact

The Buyer shall not, and shall procure that that its Affiliates and representatives will not, prior to Closing, directly or indirectly, contact any customers, suppliers, employees or the like of the Group Companies, except with the prior written consent of the Sellers, which consent shall not be unreasonably delayed, denied or conditioned, or in the ordinary course of the Buyer’s business and then only when such contacts do not relate to the Transaction.

9.6	Specific indemnity

(a)

Notwithstanding any limitations of liability set out in this Agreement, the Majority Sellers shall indemnify, defend and hold harmless the Buyer from and against any and all direct and indirect losses, costs, and expenses, including any Tax, arising as a result of any of the following items (the “Specific Indemnities”):

(i)

any Taxes, including for the avoidance of doubt any holiday payment compensation, due to the reclassification of any consultants engaged with open ended contracts by any Group Company as of the Closing Date into employees of any Group Company under Applicable Law.

(b)	Limitations

(i)

The Buyer shall not be entitled to compensation for a loss under the Specific Indemnities unless the amount of such loss (or series of related losses) exceeds 0.05 per cent of the Purchase Price and the aggregate amount of such losses exceeds 0.15 per cent of the Purchase Price; provided that, in each case, if such amount(s) equal(s) or exceed(s) such threshold(s), each Majority Seller shall be severally (and not jointly and severally) liable for its pro rata shareholding in relation to the aggregate shareholding of the Majority Sellers, of the whole of such amount(s) and not merely the excess.

(ii)

The aggregate liability of each Majority Seller under this Agreement due to a breach of the Specific Indemnities shall not exceed an amount, denominated in SEK, equal to five (5) per cent of its pro rata share of the Purchase Price.

(iii)	Except for Section 10.1(a) (to the extent not contradictory to this Clause 9.6) and Section 10.13, Section 10 shall not apply to the Specific Indemnities.

9.7	Non Solicitation and Non-Competition

(a)	For the purpose of assuring to the Buyer the full benefit of the Group Companies and in consideration of the Buyer agreeing to purchase the Shares on the terms of this Agreement:

(i)

each Seller that holds more than 0.1 per cent of the outstanding Shares in the Company as of immediately prior to Closing covenants and undertakes that it shall not, and shall procure that its subsidiaries controlled by it shall not, without the prior written consent of the Buyer, whether severally or jointly, directly or indirectly and whether alone or in conjunction with or on behalf of any other person and whether as principal, agent, director, officer, shareholder, debenture holder, partner, joint venture, consultant or otherwise, for a period of two (2) years immediately following the Closing Date, solicit or endeavour to entice away from the Group Companies any persons employed at the Signing Date and/or at the Closing Date whether as employee or as consultant, nor employ any such person during such period, with the exception for applications (including subsequent employments resulting from such application) made in response to a general advertisement or public solicitations for employment not specifically targeted at employees or consultants of the Company; and

(ii)

each of OK ekonomisk förening, Skellefteå Kraft, Jonsson Dynasty AB, Fembris Ventures AB, Boel Rydenå Swartling, Fredrik Jonsson, covenants and undertakes that it shall not, and shall procure that their subsidiaries controlled by them shall not, without the prior written consent of the Buyer, whether severally or jointly, directly or indirectly and whether alone or in conjunction with or on behalf of any other person and whether as principal, agent, director, officer, shareholder, joint venture, consultant or otherwise, for a period of two (2) years immediately following the Closing Date, (A) conduct, or otherwise be engaged or invest in, any business which develops proprietary AC chargers and sells such chargers in competition with the Business of the Group Companies; and (B) except for in any Group Companies’ ordinary course of business, make use of any of the Group Companies’ proprietary technology used in the Business of the Group Companies, as per the Closing Date.

(b)

If any relevant Seller or any subsidiary controlled by it, breaches any of the provisions in Section 9.7(a), the Buyer shall notify such Seller in writing of the breach, and if the relevant Seller has not remedied the breach, or procured that the relevant Seller subsidiary has remedied the breach, within thirty (30) days after receipt of such notification, such Seller shall, at the Buyer’s request pay liquidated damages in an amount as set out below:

(i)

in case of a breach of Section 9.7(a)(i), SEK 500,000, or, if a breach is on-going, the same amount for each week that the breach continues, provided that a Seller shall never be liable to pay liquidated damages in excess of: (A) SEK 3,000,000 with respect to breaches relating to the Key Employees; and (B) SEK 1,000,000 with respect to breaches relating to any other persons;

(ii)

in case of a breach of Section 9.7(a)(ii): a SEK amount corresponding to ten (10) per cent of such breaching Seller’s pro rata portion of the Purchase Price per breach, or, if a breach is on-going, the same amount for each week as the breach continues, provided that each Seller shall never be liable to pay liquidated damages in excess of one-hundred (100) per cent of the relevant Seller’s pro rata portion of the Purchase Price.

(c)

If the actual damages are higher than the liquidated damages set out in Section 9.7(b), the Buyer shall be entitled to claim damages corresponding to the actual damage (less the liquidated damages). The payment of liquidated damages or other damages does not affect the rights of the Buyer to take other action in relation to a breach of this Section 9.7.

9.8	Further assistance

Each Party shall, and shall procure that its relevant Affiliates do, before or after Closing, execute and deliver such certificates, agreements and other documents and writings and take such other actions as may be necessary in connection with the Transaction and pursuant to Applicable Law in order to consummate or implement expeditiously the Transaction.

9.9	Access and Assistance

(a)

Subject to Applicable Law, during the period between the Signing Date and the Closing Date, the Sellers shall provide, or cause to be provided, to the Buyer, its Affiliates and accountants, counsel and other representatives access to such information, personnel and assistance relating to the Group Companies (and the directors and employees of each Group Company shall be instructed to give all such information and explanations as the Buyer or any person acting on the Buyer’s behalf may request) as may be reasonably necessary for the Buyer and its Affiliates’ preparation for Closing.

9.10	Trademarks and Domain Names

(a)

The Sellers shall, and shall procure that all Seller Affiliates shall, as soon as reasonably possible but in no event later than the date falling three (3) months after Closing, cease and discontinue any and all use of the name “Charge Amps” and/or any sign used in connection with the Business of the Group Companies, or any name, trademark or sign similar to it, whereby, inter alia, the name “Charge Amps” and/or any sign connected to the Group Companies, shall no longer appear in any of their brochures, documents, domain names, letterheads, email addresses, stationary or other material used by or in the possession of any Seller or any of their Affiliates (except to the extent required for archival purposes due to mandatory law) and the Sellers shall not, and shall procure that all Affiliates of the Sellers shall not, thereafter adopt, use or attempt to register the word “Charge Amps” or any other name, trademark or sign currently used in connection with the Business of the Group Companies or any other name, trademark or sign which includes, is similar to, a derivation or translation of, or could be confused with the name “Charge Amps” or any other name, trademark or sign used in connection with the Business of the Group Companies, save for usage in accordance with the ordinary course of business of the Company.

(b)

In the event that any Seller Affiliate should be the owner of, or have any other right to, any marks, trademarks, trade names or domain names or other Intellectual Property, which consist wholly or partly of the name “Charge Amps” or any sign, name or trademark or other Intellectual Property which includes, is similar to, a derivation or translation of or could otherwise be confused with the name “Charge Amps” or any sign, name or trademark or other Intellectual Property which is otherwise used by or in connection with the Business of the Group Companies, the Sellers undertake, and shall procure that all Seller Affiliates undertake, upon the request of the Buyer to, without consideration, to promptly assign all rights in it, including all goodwill associated with it, to the Buyer, or such Group Company specified by the Buyer, and to ensure the prompt execution of all such documents, certificates, agreements and other writings reasonably necessary in order for such marks, trademarks, trade names and internet domain names to be transferred to the Buyer, or such Group Company specified by the Buyer. The Buyer shall indemnify the Sellers for any verified and reasonable registration fees and other costs relating to such transfer.

10.	Sellers’ Liability

10.1	General compensation

(a)

The Sellers shall severally (Sw. individuellt ansvar), and not jointly and severally (Sw. solidariskt ansvar), based on their respective pro rata portions of the Purchase Price actually received, compensate the Buyer for any Loss incurred or suffered as a result of a breach of this Agreement by the Sellers. The Buyer’s sole and exclusive remedy for any breach of this Agreement by a Seller shall be to seek such compensation. To the extent any compensation is paid under this Section 10, such compensation shall for tax purposes be deemed a reduction of the Purchase Price. If and to the extent a Loss which is compensable under this Agreement: (i) is due to a breach of this Agreement by a single Seller, only such Seller shall be liable; or (ii) is due to a breach of this Agreement by more than one Seller, each Seller in breach shall be liable.

(b)

It is specifically agreed that no remedy under the Swedish Sale of Goods Act (Sw. Köplagen (1990:931)), as amended, or any other Applicable Law, applicable statute or legal principle shall be available to the Buyer.

(c)

Except as expressly set out in the Sellers’ Warranties, the Sellers have not made, and the Buyer has not relied on, any other warranty (whether expressed or implied). No action or omission on the part of a Seller or any Group Company (or their respective advisors or representatives) shall be construed as implying any warranty, including but not limited to written materials, information in the Data Room, information memorandums, teasers and in management presentations given or presented to the Buyer (or its advisors or representatives) and any such potential other warranties or implied warranties are hereby expressly disclaimed and shall not constitute a warranty or create any liability for the Seller, which the Buyer acknowledge and agree to. For the avoidance of doubt, any projections, predictions or forward-looking statements relating to any Group Company that may have been made available to the Buyer are based on estimates, assumptions and forecasts which may prove to be incorrect; and no assurance or warranty is given by the Sellers that the actual results will correspond to the results contemplated by any such projections, predictions or forward-looking statements relating to any Group Company.

10.2	Insurance Policy

(a)

With respect to a breach of the Sellers’ Warranties, and notwithstanding Section 10.1 or anything to the contrary in this Agreement (subject to Section 10.2(b)), it is expressly agreed that the Buyer’s sole and exclusive remedy shall be to rely upon compensation under the Insurance Policy and that the Buyer shall not be entitled to make any Claim, or pursue any action against any Seller, or seek any compensation or recourse from any Seller due to a breach of the Sellers’ Warranties (regardless of whether the Buyer is compensated out of the Insurance Policy or not).

(b)

Any Claim related to a breach of the Sellers’ Warranties shall only be made under the Insurance Policy, and in no event against any Seller or any Person. A Seller shall not be liable to indemnify any Loss, if a breach of any of the Sellers’ Warranties is excluded from coverage under the Insurance Policy, is not recoverable under the Insurance Policy or otherwise be liable for any of the Sellers’ Warranties (for instance, if the Insurance Policy is cancelled or for any reason not obtained or is obtained but subsequently terminated by either party thereto), except for Loss which is the result of any Seller’s fraud (including fraudulent concealment or willful misconduct, however only if and to the extent such recourse against the Sellers is explicitly provided for in the Insurance Policy) on or prior to Closing, then such Seller shall be liable to indemnify such Loss subject to this Agreement. However, in such case, the Buyer shall nevertheless only make Claims under the Insurance Policy if, and to the extent, the Insurer will provide coverage thereunder.

10.3	Limitations in time

In order for a Claim to be valid against a Seller, a Claim must be made by the Buyer no later than the date falling eighteen (18) months from (but excluding) the Closing Date, except for Claims in respect of a breach of:

(a)	the Fundamental Warranties, the Tax Warranties and the Specific Indemnity, which must be made no later than the date falling eighty-four (84) months from (but excluding) the Closing Date;

(b)	the Sellers’ Warranties, except for Fundamental Warranties and Tax Warranties, which must be made no later than the date falling thirty-six (36) months from (but excluding) the Closing Date.

provided, in each case, however, that if the Agreement is terminated pursuant to Section 4.2 or 6.7, a Claim for any liability surviving such termination must be made no later than the date falling six (6) months from (but excluding) the Signing Date.

10.4	Limitations in amount

(a)

The Buyer shall not be entitled to compensation for a Loss pursuant to Section 10, unless the amount of such Loss (or series of related Losses) exceeds SEK 100,000 and the aggregate amount of such Losses exceeds SEK 1,447,920; provided that, in each case, if such amount(s) equal(s) or exceed(s) such threshold(s), each Seller shall be liable for the whole of such amount(s) and not merely the excess.

(b)

The aggregate liability of each Seller under this Agreement due to a breach of the Sellers’ Warranties (except for the Fundamental Warranties) shall not exceed an amount, denominated in SEK, equal to thirty (30) percent of the Purchase Price actually received by such Seller. For the avoidance of doubt, the aggregate liability of each Seller under this Agreement (other than for pursuant to Section 11) shall not exceed an amount, denominated in SEK, equal to the Purchase Price actually received by each such Seller in accordance with Section 3.2.

10.5	Notification of claim

In order for the Buyer to maintain the right to bring a Claim against the Sellers, the Buyer shall give written notice to the Sellers of any fact, matter or circumstance that may constitute a breach of this Agreement with respect to which the Buyer believes it is entitled to compensation hereunder, no later than the date falling forty-five (45) calendar days from (but excluding) the date on which the Buyer or, following Closing, any Group Company, became aware of such fact, matter or circumstance, setting out such information as is available to the Buyer or, following Closing, the Group Companies and as is reasonably necessary to enable the Sellers to assess the merits of the Claim, to act to preserve evidence and to make such provision as the Sellers may consider necessary. Notwithstanding the foregoing, any failure to give such notice in relation to breach of the Sellers’ Warranties shall only limit the Buyer’s right to claim for compensation if and to the extent the Loss has increased due to such failure.

10.6	Withdrawn claim

Any Claim notified pursuant to Section 10.5 shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be unconditionally and irrevocably withdrawn by the date falling six (6) months from (but excluding) the date of receipt by the Sellers of such notification, unless at such time arbitral proceedings in accordance with Section 16 in respect of the relevant Claim have been initiated.

10.7	Contingent liabilities

For the purposes of this Agreement, a liability which is contingent shall not constitute a Loss unless and until it becomes an actual liability and is due and payable, provided, however, that this shall not operate to exclude liability in relation to a Claim made in respect of a contingent liability within the relevant time limits set out in Sections 10.3 and 10.5 (but, for the avoidance of doubt, first seek compensation once the Loss materializes).

10.8	Tax benefit

If any Loss for which any Seller is liable under this Agreement is a tax-deductible item for the Buyer or any Group Company, the recoverable loss or cost shall be reduced by an amount equivalent to the Tax saving or benefit that is actually enjoyed of the Buyer or the relevant Group Company (as applicable).

10.9	Buyer’s knowledge

The Buyer shall not be entitled to make a Claim for Losses due to breaches of the Sellers’ Warranties, and the Sellers shall not be liable to compensate the Buyer for any Loss resulting from a breach of the Seller’ Warranties based on any fact, matter or circumstance if and to the extent such facts, matters or circumstances (i) have been Fairly Disclosed; (ii) are set out or provided for in the Transaction Documents; or (iii) were subject to Actual Knowledge (as defined in the Insurance Policy) of any member of any Transaction Team Member (as defined in the Insurance Policy) as of the Signing Date.

10.10	Other limitations

The Sellers shall not be liable to compensate the Buyer for any Loss, if and to the extent:

(a)

such Loss has been recovered, or is recoverable, by the Buyer or its Affiliates from any Person (not being any Group Company or a Seller), or for which the Buyer or its Affiliates otherwise receives compensation, including any amount which would have been recoverable if the Buyer or its Affiliates had maintained in force insurance protection no less favorable than that maintained by the Group Companies as at the Closing Date;

(b)

such Loss occurs as a result of any Applicable Law not in force on the Signing Date (or any alteration or repeal of any Applicable Law or application of Applicable Law in force on the Signing Date), or any Applicable Law that takes effect retroactively, or occurs as a result of any increase in the tax rate in force on the Signing Date or any change in the generally established practices of the relevant Governmental Authority;

(c)

such Loss is caused or increased by an act, omission or transaction carried out by the Buyer, or a Person deriving title from the Buyer after Closing (including, without limitation, from and including the Closing Date, the Group Companies);

(d)	such Loss has been reflected in the Locked Box Accounts or in the Equity Bridge;

(e)	the Buyer has not, or has not used its best efforts to procure that the Group Companies have, taken all reasonable steps to mitigate the Loss; or

(f)	such Loss is based on the same facts or circumstances as any other Claim or Loss for which the Buyer has been compensated.

10.11	Recovery

If and to the extent the Buyer has been compensated for a Loss by a Seller and the Buyer or any Group Company subsequently recovers such Loss (attributable to the same subject matter) from any Person (not being any Group Company or other Affiliate of the Buyer), the Buyer shall repay such amount to the Seller up to the amount for which the Buyer has been compensated by the Seller, less any reasonable costs incurred in obtaining such recovery and less any Tax attributable thereto. Also, for the avoidance of doubt, the Buyer shall not be entitled to recover from a Seller under this Agreement more than once in respect of the same Losses.

10.12	Third Party Claim

(a)	If the Buyer becomes aware of any Third Party Claim the Buyer shall, and shall procure that the Group Companies shall:

(i)

as soon as reasonably practicable, but no later than thirty (30) calendar days give written notice to the Sellers of such Third Party Claim in accordance with Section 10.5 and thereafter keep the Sellers informed throughout the process, provided, however, that failure to do so by the Buyer shall only reduce the Sellers’ liability if and to the extent such failure has prejudiced the Sellers’ rights or increased the Loss;

(ii)	make no admission of liability, agreement or settlement relating to such Third Party Claim without the prior written approval of the Sellers (such consent shall not be unreasonably withheld);

(iii)

not take any action or omitting to take any action which could reasonably be expected to have an adverse effect on any insurance policy under which any such Third Party Claim would be recoverable if such action had not been taken; and

(iv)	take any action that the Sellers reasonably request to avoid, dispute, resist, appeal, compromise or defend such Third Party Claim.

(b)

The Buyer shall control the defense of any Third Party Claim, acting in good faith. The Sellers shall have the right at their choice and cost to participate and give advice in the defense in relation to any negotiation, dispute or litigation relating to such Third Party Claim and the Buyer shall consult with the Sellers in such defense.

(c)

The Buyer shall ensure that the Sellers are informed without undue delay of the developments of the Third Party Claim, and shall be provided with copies of any correspondence or documentation material to the negotiation, dispute or litigation, provided always that such disclosure is possible without substantially jeopardizing the outcome of such negotiation, dispute or litigation, or legal privilege in relation thereto. In all events, the Parties shall cooperate in the defense against any asserted Third Party Claim.

(d)	Should the Buyer not comply with this Section 10.12, the Sellers’ Liability shall be reduced to the extent such failure has increased the Loss.

10.13	Non-application of limitations

Nothing in Sections 10.1 to 10.12 shall operate to exclude or limit the liability of a Seller in relation to any Claims that arises as a result of: (i) a breach of a Specific Indemnity (subject to the limitations set out in Section 9.6(b)); or (ii) the fraud, fraudulent concealment or wilful misconduct of a Seller or any of its current or former officers, employees or agents.

11.	Tax gross-up

All amounts payable under this Agreement shall be paid in full without any deduction or withholding of Tax (other than any deduction or withholding of Tax required by Applicable Law). If a Party is required to make any deductions or withholdings required by Applicable Law from any of the sums payable under this Agreement, the Party shall pay to the recipient of the sum, any sum as will, after the deduction or withholding is made, leave the recipient with the same amount as it would have been entitled to receive without that deduction or withholding.

12.	Leakage

12.1	Each of the Sellers warrants to the Buyer that from the Locked Box Date to (and including) the Signing Date, there has been no Leakage.

12.2	The Sellers shall, at least five (5) Business Days prior to Closing, notify the Buyer of any Leakage that they have become aware of (“Notified Leakage”).

12.3

In case of any Leakage, the Buyer’s sole and exclusive remedy shall be to: (i) deduct from the Purchase Price an amount corresponding to any Notified Leakage; or (ii) request the Sellers to promptly following Closing pay an amount corresponding to such Leakage to a bank account designated by the Buyer.

12.4

For the avoidance of doubt: (i) any compensation by the Sellers to the Buyer pursuant to this Section 11 shall only cover the actual amount of the Leakage on a SEK by SEK basis (Sw. krona för krona) and shall thus not be established by reference to any multiple factor or similar; and (ii) none of the Sellers’ obligations pursuant to this Section 11 shall apply with respect to any matter constituting Permitted Leakage.

13.	Minority Sellers’ Representatives

13.1

Each of the Group 1 Minority Sellers hereby irrevocably and unconditionally appoints Group 1 Minority Sellers’ Representative, as its representative and authorizes the Group 1 Minority Sellers’ Representative to negotiate and sign all documents, take any and all actions and take and accept all declarations which the Group 1 Minority Sellers’ Representative deems necessary or appropriate or desirable in connection with or in relation to the Transaction (including, without limitation, to receive and give notices and negotiating and settling any warranty claims or other claims). For the avoidance of doubt, the Group 1 Minority Sellers hereby declare that the Group 1 Minority Sellers’ Representative shall have the right to receive notices on behalf of all Group 1 Minority Sellers. This authorization is irrevocable and a termination thereof constitutes a breach of contract.

13.2

Each of the Group 2 Minority Sellers hereby irrevocably and unconditionally appoints Group 2 Minority Sellers’ Representative, as its representative and authorizes the Group 2 Minority Sellers’ Representative to negotiate and sign all documents, take any and all actions and take and accept all declarations which the Group 2 Minority Sellers’ Representative deems necessary or appropriate or desirable in connection with or in relation to the Transaction (including, without limitation, to receive and give notices and negotiating and settling any warranty claims or other claims). For the avoidance of doubt, the Group 2 Minority Sellers hereby declare that the Group 2 Minority Sellers’ Representative shall have the right to receive notices on behalf of all Group 2 Minority Sellers. This authorization is irrevocable and a termination thereof constitutes a breach of contract.

13.3

The Minority Sellers’ Representatives shall not be liable for any act done or omitted as representative for the relevant Minority Sellers while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Minority Sellers shall indemnify the relevant Minority Sellers’ Representative and hold the relevant Minority Sellers’ Representatives harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the relevant Minority Sellers’ Representatives or arising out of or in connection with the acceptance or administration of the relevant Minority Sellers’ Representative’s duties as representative in accordance with this Section 13.

13.4

Each of the Minority Sellers acknowledges that the Minority Sellers’ Representatives are entitled to exercise its rights under this Section 13 without consulting with the Minority Sellers or informing them in advance. Each Minority Sellers’ Representative shall be entitled to delegate the authorizations to it pursuant to this Section 13 to any other Person and to appoint or authorize any Person to perform its rights and obligations pursuant to this Section 13.

14.	Confidentiality

14.1	Announcements

The Parties shall mutually determine the date and the method of any announcement or publication of the Transaction, except that each Party may make such announcement or publication which is in accordance with Section 14.3(a) and the other Party shall be informed thereof prior to any such announcement or publication.

14.2	No disclosure

Subject to Section 14.3: (i) the Sellers shall treat as strictly confidential and not disclose or use any information, whether in writing or oral, relating to the Buyer’s business, financial or other affairs (including, subject to and as from Closing, the business, financial or other affairs of the Group Companies); and (ii) the Buyer shall treat as strictly confidential and not disclose or use any information relating to the Sellers’ or their Affiliates’ obligations, business, financial or other affairs (excluding, subject to and as from Closing, the business, financial or other affairs of the Group Companies), including, in each case, future plans and targets as well as the existence and details of the Transaction.

14.3	Exceptions

Section 14.2 shall not prohibit disclosure or use of any information if and to the extent:

(a)

the disclosure or use is required by Applicable Law or the rules of any Governmental Authority or regulatory body or any recognized stock exchange on which the shares of any Party (or its Affiliates) are listed;

(b)	the disclosure or use is required for the purpose of any judicial proceedings arising out of the Agreement;

(c)

the disclosure is made to professional advisers, providers of financing of the Transaction, credit agencies or Affiliates of any Party, in each case on terms that such Persons undertake to comply with the provisions of Section 14.2 in respect of such information;

(d)	the information is or becomes publicly available (other than by breach of any confidentiality undertaking or of the Agreement); or

(e)	the other Party has given prior written approval to the disclosure or use.

14.4

Notwithstanding anything to the contrary in this Section 14, the Parties acknowledge that Skellefteå Kraft shall not be under any restriction to use or disclose information to the extent required by law or legal principle, including pursuant to the Public Access to Information and Secrecy Act (Sw. Offentlighets- och sekretesslagen (2009:400)) and the Freedom of the Press Act (Sw. Tryckfrihetsförordningen (1949:105)).

15.	Miscellaneous

15.1	Entire agreement

This Agreement sets forth the entire agreement between the Parties and supersedes all prior agreements, arrangements or understandings between the Parties. This Agreement may be amended only by a written instrument executed by both Parties.

15.2	Severability

If any provision of this Agreement is declared illegal or unenforceable, it is the intent of the Parties that the remaining provisions shall continue in full force and effect, provided that the fundamental considerations which induced the Parties to enter this Agreement remain valid.

15.3	No waiver

The failure of any Party to insist upon strict adherence to any provision of this Agreement on any occasion shall not be considered a waiver of any right hereunder, nor shall it deprive that Party of the right thereafter to insist upon the strict adherence to that provision or any other provision of this Agreement.

15.4	Assignment

No Party may assign, or otherwise transfer or pledge or grant any other security interest in or over any of its rights or obligations under this Agreement, without the prior written consent of the other Party.

15.5	Notices

(a)

All notices, requests, demands and other communications under this Agreement shall be (i) in English, (ii) in writing, and (iii) delivered in person or sent by courier or e-mail, and (iv) to a Party at its address set out below (or to such other address as may be designated by a Party by notice in accordance with this Section 15.5):

If to a Majority Seller:	The Majority Seller’s notice details set out in the preamble to the Agreement

If to the Group 1 Minority Sellers’ Representative:	Johan Qviberg Tyktorpsvägen 33 181 31 Lidingö, Sweden E-mail: ***

If to the Group 2 Minority Sellers’ Representative:	Jonsson Dynasty AB Attention: Fredrik Jonsson Kasbyvägen 17 191 38 Sollentuna, Sweden E-mail: ***

In each case with a copy (not serving as a notice) to:	Baker & McKenzie Advokatbyrå KB Attention: Joakim Falkner Vasagatan 7 SE-111 20 Stockholm, Sweden E-mail: ***

If to the Buyer:	Goldcup 33660 AB (under name change to Fleetin AB) c/o Advokatfirma DLA Piper Sweden KB Attention: Allen Zhihua Dong and Marianne Ramel Box 7315 SE-103 90 Stockholm, Sweden E-mail: ***

With a copy (not serving as a notice) to:	Advokatfirma DLA Piper Sweden KB Attention: Marianne Ramel Box 7315 SE-103 90 Stockholm, Sweden E-mail: ***

(b)

All notices, requests, demands and other communications under this Agreement shall always be deemed to have been received when the recipient confirms receipt thereof, and in case no such receipt is confirmed, it shall be deemed to have been received by a Party:

(i)	if delivered in person, at the time of delivery;

(ii)

if sent by courier, at 10:00 am at the place of the recipient on the second Business Day after it being duly delivered by the sender to a reputable courier (unless it is shown to have been received earlier); and

(iii)	if sent by e-mail, at the time the e-mail was sent, provided that the sender does not receive an automatic e-mail delivery failure message.

(c)	Failure to duly deliver a copy of a notice shall not render a notice invalid.

15.6	Costs

The Sellers and the Buyer will each bear its own fees and expenses, including but not limited to Taxes, legal fees and expenses, incurred in connection with the negotiations, preparation and execution of this Agreement and the Transaction.

15.7	Execution

This Agreement may be executed in any number of identical counterparts with the same effect as if all Parties hereto all had signed the same document. This Agreement may be executed and delivered by facsimile, electronic signature or by email PDF and the Parties agree that such facsimile, electronic signature or email PDF execution and delivery shall have the same force and effect as delivery of an original document with original signatures, and that each Party may use such facsimile, electronic signature or email PDF signatures as evidence of the execution and delivery of this Agreement by the Parties to the same extent that an original signature would have been used.

15.8	Surviving Provisions

The Surviving Provisions shall survive any termination of this Agreement.

16.	Governing law and dispute resolution

16.1	This Agreement is governed and construed in accordance with the laws of Sweden, without any reference to its conflict of law principles.

16.2

Any dispute, controversy or claim arising out of, or in connection with, this Agreement, or the breach, termination or invalidity of any provisions of them, shall be settled by arbitration in accordance with the Arbitration Rules of the Arbitration Institute of the Stockholm Chamber of Commerce (the “Institute”). The seat of arbitration shall be Stockholm, Sweden. The language to be used in all written submissions to the tribunal as well as during all of the proceedings shall be English. Evidence may, however, be presented in English or Swedish as the case may be.

16.3

The arbitral tribunal shall consist of three (3) arbitrators. The claimant, or if there are several claimants the claimants jointly, shall appoint one (1) arbitrator and the respondent, or if there are several respondents the respondents jointly, shall appoint one (1) arbitrator. If no arbitrator is appointed by the claimant or the respondent, as the case may be, within five (5) Business Days from the date of the initiation of the proceedings, then such non-appointed arbitrator shall instead be appointed by the Institute. The two initially appointed arbitrators shall appoint a third arbitrator who shall serve as chairman of the tribunal. Where a Party initiates arbitral proceedings with reference to this arbitration clause, the Institute shall inform all Parties who are alleged to be bound by the clause.

16.4

If more than one set of arbitral proceedings has been initiated with reference to this arbitration clause, then the arbitral tribunal for the proceedings which were initiated first shall, following consultation with all affected Parties, decide whether the subsequently initiated proceedings are to be consolidated with those which were initiated first. If the arbitral tribunal considers that a consolidation would lead to a significant delay to one of the proceedings, it may, following consultation with all affected Parties, decide that one or more of the proceedings will be held separately.

16.5

The Parties undertake and agree that all arbitral proceedings conducted with reference to this arbitration clause will be kept strictly confidential. This confidentiality undertaking shall cover all information disclosed in the course of such arbitral proceedings, as well as any decision or award that is made or declared during the proceedings. Information covered by this confidentiality undertaking may not, in any form, be disclosed to a third party without the written consent of all Parties hereto. This notwithstanding, a Party shall not be prevented from disclosing such information in order to safeguard in the best possible way his rights in connection with the dispute, or if the Party is obliged to so disclose pursuant to statute, regulation, a decision by an authority, a stock exchange contract or similar.

16.6	In case this Agreement or any part of it is assigned or transferred to a third party, such third party shall automatically be bound by the provisions of this arbitration clause.

[Signature page follows]

Execution

BUYER

Goldcup 33660 AB (under name change to Fleetin AB)

/s/ Zhihua Dong
Zhihua Dong, by power of attorney

MAJORITY SELLERS

OK ekonomisk förening	Skellefteå Kraftaktiebolag

/s/ Britt Hansson	/s/ Joachim Nordin
Britt Hansson	Joachim Nordin

/s/ Bernt Karlsson	/s/ Catarina Hägglund
Bernt Karlsson	Catarina Hägglund

Jonsson Dynasty AB

/s/ Fredrik Jonsson	/s/ Fredrik Jonsson
Fredrik Jonsson	Fredrik Jonsson

Fembris Ventures AB

/s/ Boel Rydenå Swartling	/s/ Boel Rydenå Swartling
Boel Rydenå Swartling	Boel Rydenå Swartling

Swedbank Robur Fonder AB on behalf of Swedbank Robur Microcap and Swedbank Robur Ny Teknik

/s/ Fredrik Stenkil
Fredrik Stenkil

/s/ Stefan Sundblom
Stefan Sundblom

MINORITY SELLERS

Group 1 Minority Sellers

/s/ Johan Qviberg
Johan Qviberg, on behalf of the Group 1 Minority Sellers set out in No. 8-14 in Schedule A

Group 2 Minority Sellers

/s/ Fredrik Jonsson
Jonsson Dynasty AB by Fredrik Jonsson, on behalf of Group 2 Minority Sellers set out in No. 15-30 in Schedule A

Parent company guarantee

Naas Technology Inc., commission file number 001-38235, registered address at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, a corporation incorporated under the laws of the Cayman Islands (“NaaS”), hereby guarantees towards each Seller all of the obligations and liabilities of Goldcup 33660 AB (under name change to Fleetin AB), a limited liability company incorporated and existing in Sweden, with reg. no. 559443-0638 and its registered address at c/o Advokatfirma DLA Piper Sweden KB, ATT: Marianne Ramel, Box 7315, SE-103 90 Stockholm, Sweden (the “Buyer”) under the share purchase agreement dated 22 August 2023 entered into among the Buyer and the Sellers (as defined therein), and undertakes to perform such obligations and undertakings in the Buyer’s place (Sw. solidarisk borgen), provided only in case the Buyer does not fulfil any such obligation or undertaking within ten (10) Business Days following the due date of such fulfilment pursuant to this agreement.

NaaS hereby warrants and represents towards each Seller that it, as per the Signing Date and the Closing Date, directly or indirectly owns all of the shares in the Buyer, as set out in the group structure chart provided to the Sellers on or around the date hereof.

Sections 1 (Definitions) 15 (Miscellaneous) and 16 (Governing law and dispute resolution) shall apply mutatis mutandis to this guarantee.

This guarantee is valid until the date falling eighteen (18) months from the Closing Date (including), upon which it shall be immediately and automatically terminated, provided that this guarantee shall continue to apply with respect to any claims made by the Sellers against the Buyer, and to any arbitrations initiated pursuant to the terms of this Agreement, prior to the expiry of such period.

Date: 22 August 2023

NaaS Technology Inc.

/s/ Yang Wang
Name: Yang Wang	Name:

SCHEDULE A

Sellers and Shares

SCHEDULE 1.AC

Accounts

SCHEDULE 1 AA

Adherence Agreement

SCHEDULE 1. DR

Data Room

SCHEDULE 1. EB

Equity Bridge

SCHEDULE 1. IP

Insurance Policy

SCHEDULE 1. LBA

Locked Box Accounts

SCHEDULE 1. MA

Material Agreements

SCHEDULE 1. PL

Permitted Leakage

SCHEDULE 1. S

Subsidiaries

SCHEDULE 5.1

SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT (this “Agreement”), dated as of [*], 2023, by and between NaaS Technology Inc., an exempted company organized under the laws of the Cayman Islands (the “Company”), and parties set out in Schedule A (the “Purchasers”, each a “Purchaser”).

RECITALS

WHEREAS, the Company desires to issue, sell and deliver to the Purchasers, and the Purchasers desire to purchase and acquire from the Company, upon the terms and conditions set forth in this Agreement, an aggregate of [*]1 Class A Ordinary Shares, par value US$0.01 per share, of the Company, distributed among the Purchasers as set out in Schedule A (the “Securities”).

NOW, THEREFORE, in consideration of the foregoing and representations, warranties, covenants and agreements set forth herein as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound, the Company and the Purchasers hereby agree as follows:

DEFINITIONS

The following capitalized terms shall have the following meanings for purposes of this Agreement:

“1934 Act” means the United States Securities Exchange Act of 1934, as amended;

“ADS” means American Depositary Share, each representing 10 Class A Ordinary Shares as of the date hereof;

“ADS Conversion” has the meaning set forth in Section 5(d);

“Affiliate” means an “affiliate” within the meaning of Rule 405 under the Securities Act;

“Aggregate Purchase Price” has the meaning set forth in Section 2(b);

“Agreement” means this Share Subscription Agreement;

“Board” means the Company’s Board of Directors;

“Business Day” means any weekday that is not a day on which banking institutions in the Cayman Islands, Hong Kong, New York City, Sweden or the PRC are authorized or required by law, regulation or executive order to be closed;

[1]

Note to draft: The aggregate number of Class A Ordinary Shares shall correspond to Reinvestment Amount under the Share Purchase Agreement, on the Business Day immediately prior to the Closing Date, divided by the Per Share Purchase Price.

1

“Class A Ordinary Shares” means the Company’s Class A Ordinary Shares, par value US$0.01 per share;

“Closing” has the meaning set forth in Section 2(a);

“Closing Date” has the meaning set forth in Section 2(c)(i);

“Company” has the meaning set forth in the preamble;

“Company Articles” means the Amended and Restated Memorandum and Articles of Association of the Company, as amended;

“Contract” means any agreement, contract, lease, indenture, instrument, note, debenture, bond, mortgage or deed of trust or other agreement, arrangement or understanding;

“Depositary” means JPMorgan Chase Bank, N.A., or any successor depositary of the Company’s ADS program;

“Encumbrance” means any mortgage, lien, pledge, charge, security interest, title defect, preemptive or similar right or other encumbrance;

“Governmental Entity” means any supranational, national, provincial, state, municipal, local or other government, whether U.S., PRC or otherwise, any instrumentality, subdivision, administrative agency or commission thereof, court, other governmental authority or regulatory body or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority or any self-regulatory agency (including any stock exchange);

“Indemnitor” has the meaning set forth in Section 6(b);

“Information Requirements” has the meaning set forth in Section 5(e);

“Institute” has the meaning set forth in Section 6(d)(ii);

“Material Adverse Effect” means any event, occurrence, fact, condition, change or development, individually or together with other events, occurrences, facts, conditions, changes or developments, that has or would reasonably be expected to have a material adverse effect on (a) the business or operations of the Company and its Subsidiaries (taken as a whole) as presently conducted, or the financial condition, assets or results of operation of the Company and its Subsidiaries (taken as a whole) or (b) the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect on the business of the Company or any Subsidiary relating to or arising in connection with (i) any action required to be taken pursuant to the terms and conditions of this Agreement, the Share Purchase Agreement or taken at the direction of the Purchasers, (ii) economic changes affecting the industry in which the Company and its Subsidiaries operate generally or the economy of the PRC or any other market where the Company and its Subsidiaries have material operations or sales generally (provided in each case that such changes do not have a unique and materially disproportionate impact on the business of the Company and its Subsidiaries), (iii) the execution, announcement or disclosure of this Agreement or the pendency or consummation of the transactions contemplated hereunder or thereunder, (iv) changes in generally accepted accounting principles that are generally applicable to comparable companies, (v) changes in general legal, tax or regulatory conditions, (vi) changes in national or international political or social conditions, including any engagement in hostilities or the occurrence of any military or terrorist attack or civil unrest, or (vii) earthquakes, hurricanes, floods, epidemics or other public health crises or other disasters;

2

“NaaS Public Documents” means all registration statements, proxy statements and other statements, reports, schedules, forms and other documents required from time to time to be filed by the Company with the SEC on or after June 10, 2022, and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein;

“NASDAQ” means The NASDAQ Stock Market;

“Per Share Purchase Price” has the meaning set forth in Section 2(b);

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization or a government or any department or agency thereof;

“PRC” means the People’s Republic of China;

“Promissory Notes” means the vendor loan notes issued in an aggregate amount corresponding to the Reinvestment Amount, as set out in the Share Purchase Agreement;

“Purchaser” and “Purchasers” has the meaning set forth in the preamble;

“Rule 144” means Rule 144 of the Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities” has the meaning set forth in the recitals;

“Securities Act” means the Securities Act of 1933, as amended;

“Share Purchase Agreement” means the share purchase agreement dated 21 August 2023 and entered in between, among others, the Purchasers and Goldcup 33660 AB, reg. no. 559443-0638, regarding the shares in Charge Amps AB, reg. no. 556897-7192.

“Subsidiary” means any entity of which a majority of the outstanding equity securities or other ownership interests representing a majority of the outstanding equity interests or otherwise having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned or controlled by the Company, and includes any entity which is directly or indirectly controlled by the Company;

“Transaction Documents” means this Agreement and any other agreement, document or instrument entered into or delivered in connection with the transactions contemplated hereby or thereby; and

“U.S.” or “United States” means the United States of America.

3

PURCHASE AND SALE OF SECURITIES

Purchase of Shares. The Company has agreed to issue, sell and deliver to each Purchaser, and each Purchaser has agreed to subscribe for and purchase from the Company on the Closing Date, the Securities (the “Closing”), set forth opposite the name of such Purchasers in Schedule A, on the terms and conditions set out in this Agreement.

Purchase Price. The per share purchase price shall be US$0.6308 for each Class A Ordinary Share of the Company (the “Per Share Purchase Price”), being the volume-weighted average traded price of the ADS on Nasdaq for the ten (10) consecutive trading days immediately preceding the date of the Share Purchase Agreement divided by ten (10). The aggregate purchase price for the Securities (the “Aggregate Purchase Price”) shall be [the US$ equivalent of SEK [397,027,712], being the Reinvestment Amount under the Share Purchase Agreement, calculated using the closing SEK/USD exchange rate as notified by the Swedish Riksbank as of the Business Day immediately prior to Closing].

Closing.

Date and Time. The Closing shall take place immediately after the execution of this Agreement (the “Closing Date”).

Payment and Delivery. On the Closing Date:

each Purchaser shall pay to the Company a portion of the Aggregate Purchase Price equal to the aggregate Per Share Purchase Price for the Securities to be issued and sold to such Purchaser at the Closing, by way of set-off against the Promissory Notes, allocated between each Purchaser in accordance with Schedule A;

the Company shall deliver to each Purchaser:

duly executed share certificate(s) representing the Securities registered in the name of the respective Purchaser on the Closing Date (the original copies of which shall be delivered to the respective Purchaser as soon as practicable and no later than 20 business days following the Closing Date); and

an updated excerpt of the register of members of the Company evidencing the respective Purchaser’s ownership of the Securities on the Closing Date.

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Each Purchaser, severally and not jointly and only with respect to itself and not any other Purchasers, represents and warrants to the Company as of the date hereof and as of the Closing Date that:

Organization. Such Purchaser that is a company, and not an individual, is a company duly organized and validly existing in good standing under the laws of the jurisdiction in which it is organized.

4

Authorization; Enforcement; Validity. Such Purchaser has the requisite power and authority to enter into and perform this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by such Purchaser and the consummation of the transactions contemplated by and in compliance with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of such Purchaser. This Agreement and each other Transaction Document to which such Purchaser is a party have been duly executed and delivered by such Purchaser and constitute the legal, valid and binding obligations of such Purchaser, enforceable against such Purchaser in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

No Conflicts. The execution, delivery and performance by such Purchaser of this Agreement and the other Transaction Documents to which such Purchaser is a party and the consummation by such Purchaser of the transactions contemplated hereby and thereby do not and will not (i) result in a violation of the organizational or constitutional documents of such Purchaser, or (ii) to such Purchaser’s best knowledge, result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state, and any other applicable, securities laws) applicable to such Purchaser, except in the case of clause (ii) above, for such violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Purchaser to perform its respective obligations hereunder.

Consents and Approvals. Neither the execution and delivery by such Purchaser of this Agreement or any other Transaction Document to which such Purchaser is a party, nor the consummation by such Purchaser of any of the transactions contemplated hereby or thereby, nor the performance by such Purchaser of this Agreement or any other Transaction Document to which it is a party in accordance with its respective terms, requires the consent, approval, order or authorization of, or registration with, or the giving notice to, any governmental or public body or authority or any third party.

Status and Investment Intent.

Investment Experience. Each Purchaser has the requisite knowledge and experience in financial and business matters such that each Purchaser is capable of evaluating the merits and risks of the investment in the Securities. Each Purchaser is able to bear the economic risks of an investment in the Securities. In making its decision to invest in the Company, no Purchaser is relying upon, and has not relied upon, any statement, representation or warranty made by any person, except for the statements, representations and warranties contained in this Agreement.

Purchase Entirely for Own Account. Such Purchaser is acquiring the Securities issued to such Purchaser pursuant to this Agreement for investment for its own account for investment purposes only and not with the view to, or with any intention of, resale, distribution or other disposition thereof in a manner that would violate the registration requirements of the Securities Act.

Restricted Securities. Such Purchaser acknowledges that the Securities are “restricted securities” that have not been registered under the Securities Act or any applicable state securities law. Such Purchaser further acknowledges that, absent an effective registration under the Securities Act, the Securities may only be offered, sold or otherwise transferred (x) to the Company, (y) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, or (z) pursuant to an exemption from registration under the Securities Act, including the exemption provided by Rule 144A of the Securities Act.

5

Status. Such Purchaser is either (x) a non-U.S. person located outside of the United States, as such terms are defined in Rule 902 of Regulation S under the Securities Act or (y) both an “accredited investor”, as that term is defined in Rule 501 of Regulation D under the Securities Act and a “qualified institutional buyer” as defined in Rule 144A promulgated under the Securities Act. Such Purchaser has not been subject to any “directed selling efforts” within the meaning of Rule 903 of Regulation S under the Securities Act in connection with its execution of this Agreement.

No Public Sale or Distribution. Such Purchaser is acquiring the Securities for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act. Such Purchaser does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities issued to such Purchaser. Such Purchaser is not a broker-dealer registered with the SEC under the 1934 Act or an entity engaged in a business that would require it to be so registered as a broker-dealer.

Legends. Such Purchaser understands that the Securities and the registry of shares of the Company shall bear, in addition to any other legends required under applicable laws, the following legends:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (AS AMENDED, THE “SECURITIES ACT”) OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTIONS. THESE SECURITIES MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED: (A) IN THE ABSENCE OF (1) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (2) AN EXEMPTION OR QUALIFICATION UNDER APPLICABLE SECURITIES LAWS, AND (B) UNLESS IN COMPLIANCE WITH THE SHARE SUBSCRIPTION AGREEMENT BETWEEN THE COMPANY AND [INVESTOR], DATED [*], 2023 (THE “SUBSCRIPTION AGREEMENT”). ANY ATTEMPT TO TRANSFER, SELL, PLEDGE OR HYPOTHECATE THIS SECURITY IN VIOLATION OF THESE RESTRICTIONS OR ANY OTHER RESTRICTIONS SET FORTH IN THE SUBSCRIPTION AGREEMENT SHALL BE VOID.”

Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding with a placement agent entered into by or on behalf of such Purchaser.

Ownership of Consideration Shares. Such Purchaser is the sole shareholder of the Consideration Shares, as set out opposite the name of such Purchaser in Schedule A, which are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance with all applicable securities laws in Sweden, and none of such Consideration Shares was issued, or in respect of which the transfer is, in violation of any preemptive rights or similar rights to subscribe for or purchase securities, and are freely transferable by such Purchaser.

6

No Additional Representations. Such Purchaser does not make any representations or warranties as to any matter whatsoever except as expressly set forth in the Transaction Documents to which such Purchaser is a party or in any certificate delivered by such Purchaser to the Company in accordance with the terms thereof.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchasers that, except as otherwise disclosed in the NaaS Public Documents:

Organization and Qualification. The Company is duly organized, validly existing and in good standing under the laws of the Cayman Islands, and has the requisite corporate power and authorization to own its properties and to carry on its business as now being conducted.

Capitalization. The authorized share capital of the Company is [*]. The outstanding shares of the Company are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance with all applicable securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities.

Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and each other Transaction Document to which it is a party and to issue the Securities in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, the issuance of the Securities, has been duly authorized by the Board and no further filing, consent or authorization (including any shareholder approval) is required by the Board or otherwise, except for any required filing regarding the issuance or listing of additional securities with NASDAQ. This Agreement and each other Transaction Document have been duly executed and delivered by the Company and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

No Conflicts. The execution, delivery and performance by the Company of the Transaction Documents and the consummation by the Company of the transactions contemplated hereby and thereby (including, the issuance of the Securities) will not 16.7 result in a violation of the Company Articles, 16.8 conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Contract to which the Company is a party, or 16.9 subject to the terms of this Agreement, result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws and regulations and the rules and regulations of NASDAQ applicable to the Company or by which any property or asset of the Company is bound or affected), except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

7

Consents. Assuming the accuracy of the representations and warranties of the Purchasers under this Agreement and other Transaction Documents, in connection with the entering into and performance of this Agreement and the other Transaction Documents, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, 16.10 any Governmental Entity in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents or 16.11 any third party pursuant to any agreement, indenture or instrument to which the Company is a party, in each case in accordance with the terms hereof or thereof other than such as have been made or obtained, and except for (x) any required filing or notifications regarding the issuance or listing of additional securities with NASDAQ or (y) such consent, authorization, order, filing or registration which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

Issuance of Securities. The Securities, when issued and paid for in accordance with the terms hereof, will be duly authorized, validly issued and non-assessable and free from all preemptive or similar rights, taxes, liens, encumbrances and charges with respect to the issue thereof and the Securities will be fully paid with the holders being entitled to all rights accorded to a holder of the Securities, as appropriate.

No Registration. Assuming the accuracy of the representations and warranties of the Purchasers in Section 3, the offer, sale and issuance of the Securities are exempt from the registration requirements of the Securities Act.

NaaS Public Documents. The Company has timely filed all the NaaS Public Documents. As of their respective effective dates (in the case of the NaaS Public Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other NaaS Public Documents), or in each case, if amended prior to the date hereof, as of the date of the last such amendment, each of the NaaS Public Documents complied in all material respects with the requirements of the Securities Act or the 1934 Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder. As of their respective dates, or, if amended, as of the date of the last such amendment, the NaaS Public Documents did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Litigation. Except as disclosed in the NaaS Public Documents, there are no claims, suits, actions or proceedings pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before any Governmental Entity or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by the Transaction Documents or which would reasonably be expected, to have, individually or in the aggregate, a Material Adverse Effect.

Compliance with Applicable Laws. Except as set forth in the NaaS Public Documents, the Company and each of its Subsidiaries have conducted their businesses in compliance with all applicable laws, regulations and applicable stock exchange requirements, except where the failure to be in compliance, individually or in the aggregate, do not and would not have a Material Adverse Effect.

Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding with a placement agent entered into by or on behalf of the Company or any Subsidiary.

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No Additional Representations. The Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in the Transaction Documents or in any certificate delivered by the Company to the Purchasers in accordance with the terms thereof.

ADDITIONAL AGREEMENTS

Further Assurances. Each of the Purchasers and the Company shall use all reasonable efforts to procure the consummation of the transactions contemplated by this Agreement on a timely basis, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of such transactions, and will cooperate and consult with the other and use reasonable efforts to prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain all necessary permits, consents, orders, approvals and authorizations of, or any exemption by, all Governmental Entities, necessary or advisable to consummate the transactions contemplated by this Agreement.

Expenses. Each party shall bear and pay its own costs, fees and expenses incurred by it in connection with the Transaction Documents and the transactions contemplated by the Transaction Documents.

Public Disclosure. Without limiting any other provision of this Agreement, the Company and Purchaser, to the extent permitted by applicable law, will consult with each other before issuance, and provide each other the opportunity to review, comment upon and concur with, and use all reasonable efforts to agree on any press release or public statement with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and will not (to the extent practicable) issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by law, rules, regulations or any listing agreement with or requirement of NASDAQ or any other applicable securities exchange, provided that the disclosing party shall, to the extent permitted by applicable law, rules, regulations or any listing agreement with or requirement of NASDAQ or any other applicable securities exchange and if reasonably practicable, inform the other parties about the disclosure to be made pursuant to such requirements prior to the disclosure.

Conversion of ADSs. Not later than five (5) Business Days after the Securities first become eligible for public resale under Rule 144 without any restrictions (assuming that each Purchaser is not an “affiliate” of the Company for purposes of Rule 144), the Company shall use its commercially reasonable endeavors to assist the Purchasers in causing the conversion of (the “ADS Conversion”) all of the Securities that are not subject to any lock-up agreement, undertaking or Encumbrance, into ADSs, free of any restrictive legend, including but not limited to the legend in Section 3(g), and each Purchaser shall cooperate in connection with the ADS Conversion, as reasonably requested by the Company, the Company’s registrar and/or the Depositary, to: (i) facilitate the deposit of all of the Securities with the Depositary; and (ii) provide any document and instruction as may be required by the Depositary, the Company’s registrar or the Company for the ADS Conversion as soon as practicable, including but not limited to written statements by the Company that it has complied with the Information Requirements (as defined below) from the Closing Date to the date thereof to the extent required by the Depositary. The Company shall be responsible for any necessary fees or expenses incurred in connection with effecting the ADS Conversion (excluding the fees and expenses of counsel to the Purchasers). The Company shall not be deemed to be in default or breach of its obligations under this Section 5(d) if and to the extent that failure to complete the ADS Conversion in time in accordance with this Section 5(d) is caused by any Purchaser’s delay in delivering or failure to deliver information or documentation, as reasonably requested by the Company, the Company’s registrar and/or the Depositary for the purposes of effectuating the ADS Conversion.

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Company Reporting Obligations. Until the time a Purchaser ceases to hold any Securities or ADSs representing the Securities, the Company shall comply with the reporting requirement (the “Information Requirements”) under Rule 144(c) and other requirements under Rule 144(i)(2), to the extent applicable, on a timely basis. The Company shall promptly notify the Purchasers in writing if the Company fails, or reasonably believes it is expected to fail, to comply with the Information Requirements.

MISCELLANEOUS.

Survival. The representations and warranties of the parties set forth in Section 3 and 4 of this Agreement shall survive the execution and delivery of this Agreement and the Closing for a period of twelve (12) months after the Closing, except as waived or released by the party entitled to enforce such representations and warranties. All of the covenants or other agreements of the parties contained in this Agreement shall survive the Closing until fully performed in accordance with their terms.

Indemnification. Subject to Section 6(c), each of the Company on the one hand, and the Purchasers (severally and not jointly) on the other hand (an “Indemnitor”) shall defend, protect, indemnify and hold harmless each other from and against any direct and reasonably foreseeable loss, costs, penalties, fees, liabilities and damages, and reasonable expenses incurred as a result of or arising out of 16.12 any misrepresentation or breach of any representation or warranty made by the Indemnitor in this Agreement, 16.13 any breach of any covenant, agreement or obligation of the Indemnitor contained in this Agreement, and 16.14 any cause of action, suit or claim brought or made by a third party (excluding for these purposes any derivative actions brought on behalf of the Indemnitor) arising out of or as a result of any breach of any representation or warranty made by the Indemnitor or its applicable Affiliates or any breach of any covenant, agreement or obligation of the Indemnitor or its applicable Affiliates under the Transaction Documents.

Limitation to the Liability. Notwithstanding anything to the contrary in this Agreement:

The maximum aggregate liabilities of the Indemnitor and its applicable Affiliates in respect of Indemnified Liabilities pursuant to Section 6(b)(i) with respect to any representations and warranties under this Agreement shall be subject to a cap equal to the Aggregate Purchase Price; provided that, the cap under this Section 6(c)(i) shall not apply to any misrepresentation or breach of any representation or warranty made by the Indemnitor under Sections 3(a), 3(b), 4(a), 4(c), 4(f); provided further, that notwithstanding the foregoing, in no event shall any Purchaser be liable hereunder in excess of a portion of the Aggregate Purchase Price equal to the aggregate Per Share Purchase Price for the Securities issued and sold to such Purchaser hereunder.

Notwithstanding any other provision contained herein and except in the case of fraud, intentional misrepresentation and/or willful misconduct, from and after the Closing, this Section 6(c) shall be the sole and exclusive remedy of any of the indemnified parties for any claims against the Indemnitor arising out of or resulting from the Transaction Documents and the transactions contemplated hereby; provided that the Purchasers and the Company, as applicable, shall also be entitled to specifically enforce the terms and provisions of the Transaction Documents in any court of competent jurisdiction pursuant to Section 6(d) hereof.

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Governing Law; Arbitration.

This Agreement is governed and construed in accordance with the laws of Sweden, without any reference to its conflict of law principles.

Any dispute, controversy or claim arising out of, or in connection with, this Agreement, or the breach, termination or invalidity of any provisions of them, shall be settled by arbitration in accordance with the Arbitration Rules of the Arbitration Institute of the Stockholm Chamber of Commerce (the “Institute”). The seat of arbitration shall be Stockholm, Sweden. The language to be used in all written submissions to the tribunal as well as during all of the proceedings shall be English.

The arbitral tribunal shall consist of three (3) arbitrators. The claimant, or if there are several claimants the claimants jointly, shall appoint one (1) arbitrator and the respondent, or if there are several respondents the respondents jointly, shall appoint one (1) arbitrator. If no arbitrator is appointed by the claimant or the respondent, as the case may be, within five (5) Business Days from the date of the initiation of the proceedings, then such non-appointed arbitrator shall instead be appointed by the Institute. The two initially appointed arbitrators shall appoint a third arbitrator who shall serve as chairman of the tribunal. Where a Party initiates arbitral proceedings with reference to this arbitration clause, the Institute shall inform all Parties who are alleged to be bound by the clause.

If more than one set of arbitral proceedings has been initiated with reference to this arbitration clause, then the arbitral tribunal for the proceedings which were initiated first shall, following consultation with all affected Parties, decide whether the subsequently initiated proceedings are to be consolidated with those which were initiated first. If the arbitral tribunal considers that a consolidation would lead to a significant delay to one of the proceedings, it may, following consultation with all affected Parties, decide that one or more of the proceedings will be held separately.

The Parties undertake and agree that all arbitral proceedings conducted with reference to this arbitration clause will be kept strictly confidential. This confidentiality undertaking shall cover all information disclosed in the course of such arbitral proceedings, as well as any decision or award that is made or declared during the proceedings. Information covered by this confidentiality undertaking may not, in any form, be disclosed to a third party without the written consent of all Parties hereto. This notwithstanding, a Party shall not be prevented from disclosing such information in order to safeguard in the best possible way his rights in connection with the dispute, or if the Party is obliged to so disclose pursuant to statute, regulation, a decision by an authority, a stock exchange contract or similar.

In case this Agreement or any part of it is assigned or transferred to a third party, such third party shall automatically be bound by the provisions of this arbitration clause.

Remedies and Waivers. No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement or any other documents referred to in it shall: 16.15 affect that right, power or remedy; or 16.16 operate as a waiver thereof. The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise or any other right, power or remedy. Except as otherwise expressly provided in this Agreement, the rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

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Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. Signatures in the form of facsimile or electronically imaged “.pdf” shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signatures were original.

Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

Interpretation. When a reference is made in this Agreement to an Article, Section or exhibit, such reference shall be to an Article or Section of, or an exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. All references to “$” mean the lawful currency of the U.S. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Except as specifically stated herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Except as otherwise specified herein, references to a person are also to its permitted successors and assigns. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Entire Agreement; Amendments. This Agreement (including all schedules and exhibits hereto), together with the other Transaction Documents constitute the entire agreement, and supersede all other prior oral or written agreements between the Purchaser, the Company, their Affiliates and Persons acting on their behalf with respect to the subject matter hereof and thereof. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Purchaser. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.

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Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement shall be made in accordance with Section 15.5 (Notices) of the Share Purchase Agreement, subject to that any communication to the Company shall be delivered to:

NaaS Technology Inc.

Address: P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Email: [•]

Facsimile: [•]

Attention: [•]

Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. Except as otherwise provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.

Adjustment of Share Numbers. If there is a subdivision, split, stock dividend, combination, reclassification or similar event with respect to any of the Company’s Class A Ordinary Shares referred to in this Agreement, then, in any such event, the numbers and types of shares of such Class A Ordinary Shares referred to in this Agreement shall be equitably adjusted as appropriate to the number and types of shares of such securities that a holder of such number of shares would own or be entitled to receive as a result of such event of such holder had held such number of shares immediately prior to the record date for, or effectiveness of, such event.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Company and the Purchasers have caused its respective signature page to this Share Subscription Agreement to be duly executed as of the date first written above.

NAAS TECHNOLOGY INC.

By:
Name:
Title:

[Signature Page to Share Subscription Agreement]

IN WITNESS WHEREOF, the Company and the Purchaser have caused their respective signature page to this Share Subscription Agreement to be duly executed as of the date first written above.

[PURCHASER 1]:	[*]

By:
Name:
Title:

[PURCHASER 2]:	[*]

By:
Name:
Title:

[PURCHASER 3]:	[*]

By:
Name:
Title:

[PURCHASER 4]:	[*]

By:
Name:
Title:

[Signature Page to Share Subscription Agreement]

SCHEDULE A

The Purchasers, Allocation of the Securities and the Consideration Shares

SCHEDULE 7.8(a)

Owned IP Rights